WausauPAPER A Step Ahead

2004 Annual Report

Financial Highlights

(Dollars in thousands except per share data)

Operations	2004	2003
Net sales	$1,040,717	$971,444
Earnings before income taxes	32,378	25,180
Net earnings	20,393	15,863
Depreciation, amortization, and depletion	59,965	60,823
Cash provided by operating activities	70,737	63,105
Additions to plant and equipment	29,565	24,261
Financial Condition		
Cash and cash equivalents	$ 51,914	$ 36,305
Working capital	139,542	136,414
Property, plant, and equipment (net)	551,160	565,722
Long-term debt	161,833	162,174
Stockholders' equity	357,092	350,316
Total assets	882,234	858,100
Shareholder Data		
Per share of common stock:		
Net earnings – basic and diluted	$ 0.39	$ 0.31
Cash dividends declared	0.34	0.34
Stockholders' equity	6.91	6.80

A Step Ahead

Wausau Paper has taken important steps to improve operations and build market presence, executing growth strategies focused on benchmark customer service, product innovation, and leadership in attractive niche markets. We are building a high-performance environment, combining our resources to outdistance our previous accomplishments. Our growth strategies, combined with our emphasis on sharp execution, enable us to stay a step ahead, even in challenging markets.

04

Table of Contents

CEO Tom Howatt in front of the 90,000-ton-per-year paper machine at the Brainerd, Minnesota, mill, the larger of two machines at the newly acquired facility.



"Our new Brainerd mill is an excellent fit, providing the capability and scale to expand our sales of higher-margin premium printing and writing papers. Our strong balance sheet gave us the flexibility to acquire this outstanding property and demonstrate our commitment to pursuing high-potential growth opportunities."

Thomas J. Howatt
President and Chief Executive Officer

wausauPAPER

To Our Shareholders

2004 was a year of achievement for Wausau Paper, with gains evident in virtually every measure of our business:

- a 29 percent increase in earnings to $20.4 million, or $0.39 per share;
- a 7 percent increase in net sales, achieving record levels and exceeding $1 billion for the first time;
- a third consecutive year of increased shipments in each of our three business segments;
- continued new-product development success, with revenues from products developed within the previous three years exceeding 30 percent of net sales for a third consecutive year, well above our goal of 25 percent;
- a 2 percent increase in operating efficiency and cost reductions that exceeded our target of 2 percent of prior-year cost of sales;
- the acquisition of a mill in Brainerd, Minnesota, that increases our printing and writing paper production capacity by more than 50 percent;
- the establishment of a new corporate identity, with all of the Company's products now aligned under the "Wausau Paper" name.

Our improved performance reflects the success of our key growth strategies — identification of higher-margin niche or emerging markets, product innovation that allows us to further penetrate attractive markets, and service initiatives that draw us closer to our customers — coupled with a persistent focus on operational excellence. Together, these strategies put us a step ahead of our competition in the markets we serve.

Specialty Products Triples Operating Profits

In 2004, Specialty Products operating profits nearly tripled to $18.4 million. Increased selling price, improved product mix, and productivity gains at all three of our Specialty Products mills contributed to that progress. Strong momentum throughout the year enabled Specialty Products to achieve its highest quarterly profit in five years and its 10th consecutive quarter of year-over-year profit improvement in the fourth quarter.

These gains reflect Specialty Products' leadership in market niches such as pressure-sensitive backing paper for labels on consumer products, creped backing paper used to make masking tape, and products for the food-service and food-packaging markets. Our ability to identify attractive market niches is evident in the 15 percent volume growth achieved in food-related markets in 2004 while those markets expanded only 4 percent overall.

Revenues at Specialty Products rose 13 percent to $410.2 million, with sales from new products playing a major role in the increase. Among our three businesses, Specialty Products has benefited most significantly from our product development focus — one of our strategic initiatives that is driving growth and producing stronger bottom-line results.

Improved Product Mix Benefits Printing & Writing

Printing & Writing made important progress in 2004 by continuing to improve its product mix, further solidifying its position as a premier supplier of value-oriented premium papers. The conversion of the Brokaw mill manufacturing process to produce consumer-preferred acid-free papers contributed to Printing & Writing's 11 percent gain in premium paper shipments and 2 percent increase in net sales despite difficult market conditions. Reflecting the appeal of Printing & Writing's deep colors and bright whites with high recycled content, consumer product shipments increased 24 percent. With the flexibility to manufacture, convert, and package a wide range of appealing products, Printing & Writing is well-positioned to further expand its leadership in value-added markets.

We remain confident in Printing & Writing's ability to grow market share in profitable niches of the premium paper market, as evidenced by our fourth-quarter acquisition of a mill in Brainerd, Minnesota. For less than $10 million we acquired an excellent facility with the capability and scale to increase our premium paper shipments. At present we are operating the larger of the mill's two machines and will bring the second machine online as needed to meet growing customer demand.

Towel & Tissue Benefits From Premium Products

In 2004, Towel & Tissue continued strong growth of its higher-margin value-added products, with shipments up 11 percent. This growth was led by our EcoSoft™ Green Seal® certified line of products that was introduced in late 2003. These products have attracted more than 425 end-use customers, including a number of high-profile buildings, universities, and hotel chains. Their quick market acceptance enabled us to increase value-added shipments in 2004 at five times the growth rate of the "away-from-home" towel and tissue market.

Revenues at Towel & Tissue increased 6 percent in 2004 to a total of $225.7 million. An improved pricing environment, along with the shift to a more premium-oriented product mix, allowed Towel & Tissue to offset inflationary pressures and achieve year-over-year earnings improvement, despite the fact that 2003 results included a one-time pre-tax benefit of $4.2 million from licensing certain patented dispenser technologies.

Towel & Tissue is also focused on developing new products that deliver excellent value for our customers. Following on the success of our EcoSoft™ environmentally preferable product line, we introduced our new premium embossing pattern bath tissue and waste-eliminating OptiCore™ dispenser technology in early 2005.

Our Brand — Wausau Paper

In September 2004 we changed the Company's commercial identity as part of a larger initiative to create unified brand recognition across all three of our business segments. All of our products are now aligned under the Wausau Paper name and sold under the Wausau Paper label, allowing us to create a consistent brand while taking advantage of corporate-wide marketing and cross-selling efforts. This branding initiative reinforces the product quality and benchmark service that define us in the marketplace.

Fueling Our Growth

Over the last several years, our disciplined attention to working capital efficiency and judicious capital spending has resulted in strong cash flows and one of the strongest balance sheets in the industry, positioning the Company for continued growth.

Our priorities for 2005 are clear — we remain committed to pursuing our strategic growth formula and delivering profitable growth in each business segment. We have demonstrated that we can gain market share and increase earnings in challenging market conditions. We will continue to leverage our resources and consistently improve how we execute. In these ways Wausau Paper stays a step ahead and achieves progress that benefits customers, shareholders, employees, and the communities where we operate.



Thomas J. Howatt
President and Chief Executive Officer

Strategic Milestones

Wausau Paper's momentum comes from pursuing proven strategies that emphasize our markets and relationships with customers.

In one of the most difficult years in decades for the paper industry, our intense focus on internal improvements began to gain traction.

Turnaround Time

01

By year's end, six consecutive quarters of year-over-year earnings gains demonstrated the effectiveness of our disciplined focus on new-product development, cost-effective operations, and benchmark customer service. To keep Wausau Paper on the right track, we set

Sharpened Focus

02

metrics to ensure that those initiatives became a regular part of how we do business. We set targets for new-product sales, productivity improvement, and return on capital employed, to name just a few.

In spite of continuing difficult market conditions, Wausau Paper grew volume and gained share in targeted markets. Superior customer service became a key differentiator, and

Gaining Momentum

03

product mix improved as our premium sales increased, helping offset higher raw material and energy costs.

The strategies we put in place three years ago positioned Wausau Paper for growth. We passed the $1 billion sales mark for the first time, introduced

Accelerating Growth

04

Wausau Paper as our unified brand position, and acquired a mill in Brainerd, Minnesota, with the capability and scale to help Printing & Writing further penetrate the premium paper market. We also experienced strong growth with Specialty Products' food service products and Towel & Tissue's Green — as in environmentally preferable — products for the "away-from-home" market.

In the midst of a severe multi-year industry downturn, Wausau Paper took measure of our markets, marshaled our resources, and refined our strategy. More intently than ever, we are focused on excellent customer service, product innovation, and niche markets that best fit our capabilities and performance objectives. Supporting that growth formula is an operating environment in which improvements in execution represent business as usual.

We maintain strong momentum by clearly defining niches in which we can excel. Then

Execution > Momentum > Growth

we work to maximize our presence in those markets. Central to that approach is benchmark customer service and an unyielding commitment both to product quality and continuing innovation.

Success is evident in our record sales and strong growth in high-potential markets. The results put Wausau Paper a step ahead with our distributor customers as well as end users of our products in offices, at home, at school, on vacation, at fast-food restaurants, and in many other applications where our quality paper products contribute to successful outcomes.

Results-oriented execution has become a Wausau Paper hallmark. Our business focus revolves around three growth strategies — outstanding customer service, product leadership, and niche market focus — which rest on a foundation of operational excellence. Together these core strategies concentrate our efforts on emerging markets where our customer focus and manufacturing capabilities combine to generate superior growth.

We have set appropriate metrics for each of these strategies, knowing that what we can measure, we can improve. Rather than only following typical industry calculations such as tons produced, Wausau Paper managers focus on customers, how effectively we align resources with market opportunities, and how we efficiently produce and distribute products with market appeal and growth potential.

Our customer value proposition rests on both service and product quality. Customer service is a key component of our competitive advantage, and we constantly work to improve



Sharp execution includes the flexibility to manufacture, cut, and package paper according to customers' specifications, which helps Wausau Paper meet the growing demand for customer-branded products.

Execution > Control what we can

At Wausau Paper we set expectations and measure our progress against specific goals.

how we interact with customers. For example, because many Printing & Writing customers value overnight delivery, we have continued to expand that capability through schedule and technology upgrades. Overnight delivery is available to customers in most major U.S. metropolitan markets, with order fill rates of 95 percent on Printing & Writing's top 200 items. Additional automation in the order entry process has enabled customers to count on next-day delivery even for late-day orders.


Brokaw, WI
Groveton, NH
Los Angeles, CA
Dallas, TX

Printing & Writing's four strategically located distribution centers — in Los Angeles; Dallas; Brokaw, Wisconsin; and Groveton, New Hampshire — make possible overnight delivery to most major U.S. metropolitan areas, a capability our customers value highly.

Wausau Paper's product leadership comes from implementing product development techniques that foster innovation and encourage partnering with customers to provide value. Our goal is to generate 25 percent of annual revenues from products introduced in the last three years. In 2004, we comfortably exceeded that goal for a fourth consecutive >


23%
ncrease in West Coast
istribution center shipments.

To speed distribution to Towel & Tissue's growing customer base *in California, Nevada, and Arizona, we opened a distribution center in the Los Angeles area two years ago. In 2004, shipments from the West Coast distribution center increased 23 percent over the previous year, allowing us to further penetrate this attractive market.*

Our commitment to benchmark customer service is part of day-to-day decision-making across all three of our businesses. We recognize that the customer experience embodies a variety of factors, from contact with sales and customer service representatives to timely arrival of high-quality Wausau Paper products.

We continue to focus on customer satisfaction as we improve scheduling and further automate order entry, fulfillment, and distribution. These and other techniques make it easier for customers to do business with us — and help make Wausau Paper a highly valued business partner.

year. Major contributors have been the success of Towel & Tissue's EcoSoft™ Green Seal® products and Printing & Writing's acid-free papers, both of which continue to grow in popularity with consumers.

Measurement is a key element in the pursuit of operational excellence. Our plants have embraced measurement as a means of improving performance. In 2004 our goal was to increase productivity at least 1 percent compared with the previous year. We exceeded that target, with five of our six primary mills posting improvement. Greater awareness of the measurable impact of various elements in the manufacturing process leads to more effective scheduling and better approaches to specific tasks, with an overall positive impact on efficiency. Since 2000, Wausau Paper has raised efficiency 8 percent while also increasing total shipments and accelerating product innovation.

We also aim to reduce manufacturing expenses each year by an amount equal to 2 percent of our prior-year cost of sales. A strong effort at all of our manufacturing facilities meant that this goal was met in 2004. A significant contributor was our ability to reduce energy consumption by implementing new recycling and energy reclamation projects. For example, Specialty Products' Rhinelander mill has decreased the volume of water consumed in the manufacturing process by nearly half since 2001, saving both energy and raw materials.

Another one of our goals is a 17 percent composite internal rate of return on investment for all capital projects approved during the year. In 2004 we exceeded that goal, evidence of the discipline that we bring to evaluating opportunities and investing our capital.

Improving execution has become a routine part of how Wausau Paper operates, and our metrics help keep that process on track. We seek to keep moving a step ahead by improving upon our previous accomplishments, which in turn helps us gain market share and improve profitability.

(Green Seal® is a registered trademark of Green Seal, Inc., in Washington, D.C., and is used by permission.)



On-the-job safety is a core value for Wausau Paper, with ongoing initiatives in each mill and plant to keep employees focused on proper practices. Since 1998 we have cut in half the number of reportable safety-related incidents.

Less Energy, Greater Output at the Rhinelander Mill
2004 vs. 2001

+14%
Paper Production

-24%
Energy Use Per Ton

Our plants constantly monitor production to improve efficiencies and ensure that our products meet high quality and performance standards.




8%
increase in paper mill productivity over the last four years.

Superior execution is a foundation for Wausau Paper's improving performance. *Over the past four years we have improved productivity in our paper mills by more than 8 percent, including a 2 percent improvement in 2004. In fact, we have achieved year-over-year efficiency improvements annually since we defined corporate-wide productivity measures and began aggressively working to improve results.*

A key metric for our manufacturing operations is how much of any given work period the machines are up and running. By planning necessary downtime carefully, scheduling jobs to minimize paper and color changes, and understanding maximum run speeds for individual products, plants have dramatically improved machine efficiencies.

Productivity Improvement
% increase


10%
5%
0%
+2%
2001
2002
2003
2004

Crisp execution builds the momentum that is positioning Wausau Paper for sustained growth.

In several key product areas we are outpacing the market. Printing & Writing's premium paper sales increased 11 percent in 2004 over the year earlier, even as the text and cover market declined. Towel & Tissue grew value-added products at a rate five times that of the "away-from-home" market, in large part because it identified an opportunity in Green products. Specialty Products has built particularly strong leadership positions in food-service applications.

The momentum that comes from these achievements reflects a driving force in our growth strategy: we look for opportunities to add value in product characteristics as well as customer relationships. We gain market share by identifying new market niches, improving our existing products, and providing superior customer service.

Towel & Tissue's outstanding success with environmentally preferable products for the "away-from-home" towel and

All of our products are now marketed under the wausauPAPER™ brand, which captures the innovation, superior quality, and customer service orientation that have long defined the company's operating units.


wausauPAPER

Momentum > Outperform our own track record

Each year we set higher expectations for customer service, product innovation, and market understanding — and work to exceed them.

tissue market illustrates our momentum-building approach. In what was becoming a commodity market, Towel & Tissue reengineered its manufacturing process to meet specific environmental standards and launched its EcoSoft™ Green Seal® product line. Introduced in late 2003, the line added more than 425 new end-buyer customers during 2004 and counts among its users prominent hotels, office buildings, universities, and other high-visibility buildings such as the Smithsonian museums in Washington, D.C.

That momentum creates even more opportunities to add value to the product line. Under development is an embossing pattern like that of tissues manufactured for the consumer market. In addition, we are introducing our patented OptiCore™ technology, which will deliver value by making it easy to use all the tissue on the roll, thereby >

Wausau Paper's OptiCore™ technology adds value for customers because it eliminates waste from unused sheets at the end of tissue rolls.




16%
increase in shipments
of environmentally
preferable EcoSoft™
Green Seal® products

Towel & Tissue increased shipments of its environmentally preferable EcoSoft™ Green Seal® products 16 percent in 2004. *Customers whose purchasing decisions take environmental factors into consideration are particularly attracted to this innovative product.*

These towel and tissue products hold appeal for managers of large buildings frequented by the public. Among end-use locations for EcoSoft™ Green Seal® are prominent hotels, office buildings, universities, and high-profile buildings such as the Smithsonian museums in Washington, D.C.

All of Wausau Paper's businesses make innovation part of the ordinary course of business. As a result, we are driving growth in value-added shipments at a pace that easily outdistances the market.

Towel & Tissue's Value-Added Product Shipments
2004

+2%
"Away-From-Home" Market Growth

+11%
Value-Added Products

Wausau Paper's premium printing and writing papers deliver double-digit growth opportunities in a paper market that has otherwise declined for the past four years. *Their appeal lies in their bright whites and range of colors, which make them the paper of choice for printing and photocopying, from this annual report to corporate brochures, announcements, greeting cards, and résumés.*

Wausau Paper's customer-service emphasis is a significant contributor to our growth in premium paper sales. We offer a broad product line, keep colors current with market trends, and package quantities and sizes that appeal to a wide range of customers.

Acid-free Astrobrights® is a market leader with attention-getting colors like Solar Yellow, Terra Green, and Lunar Blue. Our Royal Complements™ line carved out a niche of deep colors in 100 lb. cover weight, widely used for presentation folders and scrapbooks. And we continue to push innovation in our premium white grades to include more recycled content, a market differentiator.


11%
growth in Printing & Writing's premium paper shipments.
Astrobrights
Heavyweight Paper
The Brightest and the Best
FREE
500
24
550



To meet growing customer demand and further penetrate high-potential markets, Printing & Writing converted its Brokaw mill to produce acid-free paper.

sharply reducing waste and providing greater value for customers.

Printing & Writing's 2004 conversion of the Brokaw mill to capitalize on consumers' growing preference for acid-free papers continues to help it fill market niches with premium products. It has growing positions in products used in home and hobby applications, such as mats and scrapbooking.

Besides product-related initiatives, momentum builds through changes in how we operate. We have taken a number of steps to improve how we gather and evaluate market information and how information flows between sales and production. For example, Specialty Products recently began using the Six Sigma methodology to help rethink operations and improve efficiency. It also earmarks one-fourth of its development budget to foster completely new product ideas, while continuing to fuel improvements and reinvention among existing products.

Printing & Writing pioneered — and Towel & Tissue is quickly adopting — an information system that aggregates data and enables managers to quickly analyze production and distribution schedules, improve warehousing efficiency, monitor pricing trends, and verify invoicing information. These technological capabilities add to our efficiency, enhance productivity, and improve the service that we provide to customers.

Our Wausau Paper branding is a visible representation of our initiatives to streamline operations and enhance market presence. We introduced this consistent brand approach during 2004, uniting our business segments under a single identity and expanding cross-selling opportunities. The brand positioning reinforces the attributes of quality, customer service, and innovation that define Wausau Paper in the marketplace.



Wausau Paper's Specialty Products unit implemented the Six Sigma discipline as another tool to analyze work processes and improve efficiency.

Printing & Writing's
Premium Paper Shipments
2004

-0.4%
Text and Cover Market

+11%
Premium Paper Shipments

Wausau Paper's goal is to deliver growth that exceeds industry rates. To meet our objectives, we apply growth and operating strategies that are designed to produce continuing performance improvement. Excellent customer service, niche market identification, and product innovation, supported by strong execution, are the priorities for how we run our business on a day-to-day basis.

We took a significant step to support continued growth with the recent acquisition of a printing and writing mill in Brainerd, Minnesota. It is an excellent fit with our priorities — efficient, capable of producing the premium printing and writing papers that we had already identified as a significant growth vehicle, and offering scale to expand sales of those higher-margin products in attractive markets.

Purchased for less than $10 million, the Brainerd mill has the capacity to produce up to 170,000 tons per year of high-quality printing and writing papers. The larger of the mill's two paper machines — capable of producing 90,000 tons



Our expanding lines of brightly colored premium printing and writing papers open up new opportunities in the school supply market.

Growth > The next logical step

Our strategies and strong execution put us on course to deliver consistent year-over-year improvement.

of premium paper annually — was successfully started in mid-November. The second machine will be brought online as needed to meet growing customer demand.

Among the products that we plan to produce at the Brainerd mill are those aimed at the consumer market, a growing market in which we are building a greater presence. Printing & Writing's retail market shipments increased 24 percent in 2004, led by grades like Royal Complements™, popular in scrapbooking, and an extension of the Royal line of products. In keeping with the priorities of the retail market, Printing & Writing has incorporated nontraditional packaging like reduced sheet counts and unique case packs.

Printing & Writing is also capitalizing on significant growth opportunities in the market for its premium white papers. Our product quality, production flexibility, reputation for benchmark service, and ability to produce high-brightness >

Printing & Writing
Consumer Products Shipments
% increase


30%
15%
0%
+8%
+27%
+24%
+24%
2001
2002
2003
2004

Towel & Tissue's high-quality DublSoft® family of products contributed to an 11 percent increase in higher-margin, value-added product shipments.




90,000 tons
per year of premium paper capacity added
with Brainerd's largest machine.

Wausau Paper acquired the Brainerd, Minnesota, mill in 2004, adding the capability and scale to expand production of higher-margin premium printing and writing papers.

We completed the acquisition of the 170,000-ton-per-year Brainerd mill in October and moved quickly to start the larger of its two paper machines. Our plans are to bring the second paper machine online as needed to meet growing customer demand. The Brainerd mill is an example of a carefully considered bolt-on acquisition, through which we leverage and expand our strong presence in growing markets.

A variety of applications — such as microwave popcorn bags and the coated interleaver papers that separate bakers' loaves of bread *from the pan and frozen hamburger patties from each other — make food service a market with tremendous potential for Specialty Products. In 2004, Specialty Products increased shipments of its food-service products by 15 percent, evidence of our success in this growing market.*

Innovation is a key factor in building our presence in these markets, and Specialty Products continues to define new elements of functionality that enhance the value of its specialized products. The dynamic nature of the segment's new-product development cycle is evident in the fact that in each of the last three years, Specialty Products has substantially exceeded the corporate goal of 25 percent of revenues from products developed in the prior three years.


15%
increase in food-service shipments.



Customers value Printing & Writing's wide variety of papers for their appealing color range and outstanding performance.

Participation in trade shows provides opportunities to demonstrate Wausau Paper's capabilities and engage potential customers in conversations that define additional opportunities for us to add value to their business.


ical Solutions...
wausauPAPER
Inventin
xperTec
ProGard

papers with recycled fiber content are strong drivers of growth in our premium white papers.

An important growth market for Specialty Products is food service. The business unit and its customers routinely tackle challenges such as devising better bags for popping popcorn in the microwave, waxing interleavers so that fast-food restaurants can separate frozen patties neatly and quickly, making distinctive but practical papers for upscale stores' signature shopping bags, and designing liners for labels and tape base stock that work well with various converting and packaging applications. Tackling such market challenges fosters innovation and increasingly leads to patents, another reflection of our market leadership.

Opportunities often emerge when our operating units work closely with their customers and increasingly with end users of our products — another critical part of the Wausau growth strategy. Our operating units gather data to better predict sales cycles and trends so that we can schedule production and shipping accordingly, which contributes to a high level of customer service and at the same time improves our operating efficiency.

In addition, our operating units are raising their visibility in key industry and trade groups. One example is Towel & Tissue's growing presence at hospitality industry trade shows and interaction with buyers for hotels that practice environmentally friendly management, a fast-growing market.

Wausau Paper has built strong prospects for growth. Our growth strategies emphasize excellent customer service, appealing market niches, and product innovation. Our understanding of our markets and competitive strengths helps build leadership positions in desirable markets. We are committed to sharp execution, including the application of a variety of metrics that drive improvement. Acting on these growth and operating strategies continues to put us a step ahead.






IMPORTANT:
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39%

Percent of Consolidated Net Sales

> Wausau Paper™

The brand for products from all three business units is now Wausau Paper, a recognition of their common attributes of innovation, superior quality, and focus on satisfying customers and leading markets. The unified brand approach also opens new opportunities for cross-selling and broader, stronger relationships with customers.

> Specialty Products

Products: Technical specialty papers with unique performance characteristics.

- High-performance release liners used to label consumer products, such as shampoo and deodorant
- Grease-resistant protective barrier paper for pet food, microwave popcorn, and various other food-packaging and food-service uses
- Creped tape backing paper for masking tape
- Broad range of technical specialty products used in other packaging and industrial applications
- Includes LUXCAL®, ExperTec™, DuraTec™, ProTec™, ProCard™, ProRed™, and ProPly™ brands

Distribution: Sold directly to manufacturers and converters who serve various industries, including consumer products, food service, automotive, and metals.


Bristol
WAUSAU BRIGHT WHITE
wausauPAPER

Products: Premium uncoated printing, writing, and imaging papers used for printed and photocopied documents, such as annual reports, brochures, announcements, and greeting cards.

- Includes [illegible], [illegible], [illegible] [illegible], [illegible], and [illegible] brands

> Printing & Writing

Specialty packaging products

- Moisture-barrier laminated roll wrap, sold to paper manufacturers to protect rolls of paper during storage and shipment

Distribution: Printing, writing, and imaging papers sold in sheets and rolls to:

- Paper distributors who sell to commercial printers, in-plant print shops, quick printers, and copy centers
- Retailers such as office supply stores
- Converters for the greeting card, envelope, and announcement industries



39%
Percent of Consolidated Net Sales

Products: Paper towel and tissue, soap, and dispensing systems for the "away-from-home" market.

- Includes Bay West®, DublSoft®, EcoSoft™, EcoSoft™ Green Seal®, Dubl-Tough® and OptiCore™ brands
- Wave 'n Dry® electronic touch-free controlled-use toweling cabinets
- Silhouette® touch-free controlled-use toweling cabinets; towels, tissue, and soap dispensers



22%
Percent of Consolidated Net Sales

> Towel & Tissue

Distribution: Sold to paper and sanitary supply distributors who serve:

- Factories and other commercial and industrial locations
- Health service facilities and office buildings
- Restaurants, theme parks, airports, and hotels



(Green Seal® is a registered trademark of Green Seal, Inc., in Washington, D.C., and is used by permission.)

2004 > Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations

Information Concerning Forward-Looking Statements

This report contains certain of management's expectations and other forward-looking information regarding the Company pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. While the Company believes that these forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and all such statements involve risk and uncertainties that could cause actual results to differ materially from those contemplated in this report. The assumptions, risks, and uncertainties relating to the forward-looking statements in this report include general economic and business conditions, changes in the prices of raw materials or energy, competitive pricing in the markets served by the Company as a result of economic conditions, overcapacity in the industry and the demand for paper products, manufacturing problems at Company facilities, and various other risks and assumptions. These and other assumptions, risks, and uncertainties are described under the caption "Cautionary Statement Regarding Forward-Looking Statements" in Item 1 of Wausau•Mosinee Paper Corporation's Annual Report on Form 10-K for the year ended December 31, 2004, and from time to time, in the Company's other filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Critical Accounting Policies and Estimates

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States which require the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. The Company believes the following are the accounting policies which could have the most significant effect on the Company's reported results and require subjective or complex judgments by management.

Sales Returns and Allowances

The Company maintains reserves for expected returns and allowances based on return practices and historical experience. Reserves for returns and allowances may need to be adjusted if actual sales returns differ from estimates.

Allowance For Doubtful Accounts

The Company records allowances for doubtful accounts based upon customer-specific analysis and general matters such as current assessment of past-due balances. Additional allowances for doubtful accounts may be required if there is an increase in past-due balances or for customer-specific circumstances, such as financial difficulty. The allowance for doubtful accounts was $1.8 million and $1.9 million at December 31, 2004 and 2003, respectively.

Excess and Obsolete Inventory

The Company records allowances for excess and obsolete inventory based on historical and estimated future demand and market conditions. Additional inventory allowances may be required if future demand or market conditions are less favorable than the Company has estimated.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company uses judgment when applying the impairment rules to determine when an impairment test is necessary. Factors the Company considers which could trigger an impairment review include significant underperformance relative to historical or forecasted operating results, a significant decrease in the market value of an asset, a significant change in the extent or manner in which an asset is used, and significant negative or industry trends.

Impairment losses are measured as the amount by which the carrying value of an asset exceeds its estimated fair value. The Company is required to make estimates of its future cash flows related to the asset subject to review. These estimates require assumptions about demand for the Company's products, future market conditions, and technological developments. Other assumptions include determining the discount rate and future growth rates.

Income Taxes

The Company's estimate of income taxes payable, deferred income taxes, and the effective tax rate is based on an analysis of many factors including interpretations of Federal, state, and foreign income tax laws, the difference between tax and financial reporting basis of assets and liabilities, estimates of amounts currently due or owed, and current accounting standards. We review and update our estimates on a quarterly basis as facts and circumstances change and actual results are known. In addition, Federal and state taxing authorities periodically review the Company's estimates and interpretations of income tax laws. Adjustments to the effective income tax rate and recorded assets and liabilities may occur in future periods if actual results differ significantly from original estimates and interpretations.

Pension Benefits
Defined benefit pension costs and obligations are actuarially determined and are affected by assumptions including discount rate, the expected rate of return on plan assets, and assumed annual rate of compensation increase for plan employees, among other factors. Changes in discount rate and differences from actual results for each assumption will affect the amount of pension expense recognized in future periods. Additional information regarding pension benefits is available in "Note 5 – Pension and Other Post-retirement Benefit Plans" in the Notes to Consolidated Financial Statements.

Other Post-retirement Benefits
The costs and obligations for post-retirement benefits other than pension are also actuarially determined and are affected by assumptions including the discount rate and expected future increase in per capita costs of covered post-retirement health care benefits. Changes in the discount rate and differences between actual and assumed per capita health care costs may affect the recorded amount of the expense in future periods. Additional information regarding post-retirement benefits is available in "Note 5 – Pension and Other Post-retirement Benefit Plans" in the Notes to Consolidated Financial Statements.

Litigation, Claims, and Contingencies
The Company is subject to extensive regulations by various federal, state, provincial, and local agencies concerning compliance with environmental control statutes and regulations. These regulations impose limitations, including effluent and emission limitations, on the discharge of materials into the environment, as well as require the Company to obtain and operate in compliance with conditions of permits and other governmental authorizations. Future regulations could materially increase the Company's capital requirements and certain operating expenses in future years.

The Company records environmental liabilities based on estimates for known environmental remediation exposures utilizing information received from third-party experts and the Company's past experience with these matters. At third-party sites where more than one potentially responsible party has been identified, the Company records a liability for its estimated allocable share of costs related to its involvement with the site as well as an estimated allocable share of costs related to the involvement of insolvent or unidentified parties. Environmental liability estimates may be affected by changing determinations of what constitutes an environmental exposure or acceptable level of cleanup. To the extent that remediation procedures change or the financial condition of other potentially responsible parties is adversely affected, the estimate of the Company's environmental liabilities may change.

Future Accounting Pronouncements
In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which will be effective for the Company on July 1, 2005. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as an operating expense in the statement of operations based on the grant-date fair value of the award. The new standard may be adopted using either the modified prospective transition method or the modified retrospective method. The Company is currently evaluating our share-based employee compensation programs, the potential impact of this statement on the consolidated financial position and results of operations, and the alternative adoption methods.

In November 2004, the FASB issued SFAS 151, "Inventory Costs – an amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151, which is effective for the Company beginning January 1, 2006, requires that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of SFAS 151 is not expected to have a material impact on the Company's consolidated financial statements.

Operations Review

Overview
Market conditions improved somewhat in 2004 following generally sluggish demand in 2003. Following four consecutive years of decline, demand for uncoated freesheet papers increased slightly in 2004. Specialty Products and Towel & Tissue demand improved modestly in both 2004 and 2003. Average net selling prices increased in each of the Company's three business segments in 2004 as compared to 2003, with the most significant improvements occurring in Specialty Products and Towel & Tissue. Although production capacity utilization generally improved across the paper industry in 2004 and paper prices increased, excess capacity has kept market conditions competitive. Fiber and energy costs increased significantly in both 2004 and 2003, offsetting much of the benefit of higher average selling prices. Despite only modest improvement in market conditions and significantly higher raw material and energy costs in both 2004 and 2003, the Company made progress with several initiatives intended to help the Company improve its return on capital employed toward a targeted 13 percent. These initiatives include activities intended to reduce the Company's costs, increase production efficiencies and improve the Company's product mix. In 2004, the Company targeted cost reductions equal to 2% of 2003 cost of sales, or

approximately $17 million, equalizing for production volume and mix differences and fiber and energy price variations. The Company exceeded this goal for the year. A similar cost reduction goal was achieved in 2003. The Company increased productivity by 2% in 2004 with five of the Company's six paper mills posting improvement, excluding the Company's newly acquired Brainerd, Minnesota, facility. In 2003, productivity increased 1%. Revenues from products developed in the previous three years exceeded our corporate goal of 25% in both 2004 and 2003. New product introductions have helped the Company increase its sales of higher-margin premium products, displacing lower-margin fill grades. The Company's ability to achieve its targeted return on capital employed is influenced by these and other internal initiatives as well as external factors including general economic conditions, the price of raw materials and energy, and changes in market demand and pricing of paper products.

Net Sales

(all dollar amounts in thousands)	2004	2003	2002
Net sales	$1,040,717	$971,444	$948,698
Percent increase	7%	2%	1%

Net sales for the year ended December 31, 2004, were $1,040.7 million compared to net sales of $971.4 million for the year ended December 31, 2003. Total shipments increased 2% in 2004 to 863,055 tons from the 844,740 tons shipped in 2003. Net sales in 2002 were $948.7 million, and total tons shipped were 831,808 tons.

Shipments increased each of the last two years in all three of the Company's business segments as the Company's paper mills operated essentially at full capacity. Average net selling price improved 5%, or $49 million, in 2004 as compared to 2003 with selling price increases accounting for more than half of the improvement. Actual product selling prices improved approximately 3% in 2004, increasing net sales approximately $29 million, while sales mix enhancements improved average selling price by 2% or net sales by $20 million. Compared to 2002, 2003 average net selling price increased 1%, improving net sales by $9 million. Sales mix enhancements improved 2003 average net selling price by approximately 1% and net sales by $8 million.

Discussion of market conditions and trends is included in the segment summaries that follow. If published market data is available, it is referenced in the discussion. Certain markets within which the Company competes are small and highly fragmented. Where industry data is not available, the Company's analysis is based on more subjective market indicators, such as order patterns for Company products and discussion with customers regarding overall industry volumes.

Specialty Products recorded net sales of $410.2 million on total shipments of 348,887 tons for the year ended December 31, 2004, compared with net sales of $362.9 million on shipments of 334,183 tons in 2003. Net sales and shipments in 2002 were $349.0 million and 331,564 tons, respectively. Average net selling price increased 9% in 2004 as compared to 2003, improving net sales by approximately $32 million. Actual selling price gains increased average net selling price by 7% and net sales by $24 million while sales mix enhancements increased average net selling price by 2% and net sales by $8 million. Improved market conditions enabled Specialty Products to increase selling prices on many of its papers in 2004. Average selling price improved nearly 4% in 2003 compared with 2002, increasing net sales by $13 million. Actual selling price increases and sales mix enhancement each accounted for half of the overall improvement. Market demand improved in Specialty Products' largest product category, pressure-sensitive backing papers, increasing an estimated 4% in 2004 and 2% in 2003. Demand in Specialty Products' second largest product category, food-packaging/food-service papers, increased an estimated 4% in both 2004 and 2003. Demand for other industrial and consumer papers, most notably masking tape base stock, improved over the comparable two-year period. Shipments of Specialty Products' pressure-sensitive backing papers increased 6% and 4% in 2004 and 2003, respectively, while food-packaging/food-service shipments improved 15% in 2004 and 17% in 2003. Shipments of lower-price fill products such as tablet writing papers declined 40% in 2004 and 13% in 2003. Specialty Products continued its focused product development efforts in 2004 with revenues from products developed in the previous three years exceeding the corporate goal of 25%. Despite recent growth in demand, markets remain competitive with conditions essentially unchanged in early 2005.

Printing & Writing net sales were $404.9 million in 2004 on shipments of 362,265 tons compared with 2003 net sales of $395.8 million and shipments of 359,712 tons. In 2002, net sales were $391.2 million on shipments of 353,488 tons. Net sales and shipments were favorably impacted in 2004 by the fourth-quarter acquisition and start-up of the Brainerd, Minnesota, paper mill. Please refer to "Note 8 – Acquisitions" in the Notes to Consolidated Financial Statements. The Brainerd mill contains two paper machines and finishing equipment capable of producing approximately 170,000 tons per year of uncoated freesheet paper, increasing Printing & Writing's uncoated freesheet production capacity by more than half. Brainerd's largest paper machine, at 90,000 tons per year, was started in the fourth quarter. No timetable has been established for the start-up of Brainerd's second paper machine. Average net selling price improved 2%, increasing net sales by $6 million as compared to 2003. Product mix enhancements improved average net selling price 2%, or net sales by $8 million, while actual product selling prices declined less than 1%, impacting net sales by $2 million. Mix improvement was driven largely by an increase in shipments of higher-priced premium printing and writing papers and a reduction in shipments of lower-priced paper mill packaging products. Average net selling price declined approximately 1% in 2003 as compared to 2002, reducing net sales by $3 million. Actual product selling prices were essentially unchanged in 2003 with mix differences accounting for the entire decline in average selling price. Mix differences in 2003 were largely the result of higher paper mill packaging shipments following the first quarter acquisition of the production assets and customer base of Laminated Papers, Inc. Demand for uncoated freesheet papers, the broad market category within which Printing & Writing participates, increased 1% in 2004 following four consecutive years of decline, including a 1% decline in 2003. Demand in the text and cover segment of the uncoated freesheet market declined less than 1% in 2004 following a 9% decline in 2003. Despite the continued difficult market conditions, shipments of the Company's premium printing and writing papers, including text and cover, increased 11% in 2004 and 4% in 2003. Paper mill packaging shipments, comprised primarily of moisture-barrier laminated roll wrap product, declined 7% in 2004 following a 23% increase in 2003. The latter-year reduction in paper mill packaging shipments reflects inconsistent industry demand, continued rationalization of the customer base acquired from Laminated Papers, Inc. in 2003, and competitive market conditions. Shipments through Printing & Writing's retail distribution channel such as office supply stores and other retailers increased 24% in both 2004 and 2003. At the same time, shipments through Printing & Writing's largest distribution channel, traditional paper merchants, declined 1% in 2004 and 7% in 2003, reflecting market demand differences and a shift in paper distribution patterns in favor of retailers. Product pricing has remained very competitive despite the modest uncoated freesheet demand improvement experienced in 2004 and the industry-wide capacity rationalization that has occurred in recent years. As 2005 began, market demand remained soft and product pricing competitive.

Towel & Tissue 2004 net sales were $225.7 million and shipments were 151,903 tons compared to 2003 net sales of $212.7 million and shipments of 150,845 tons. In 2002, net sales were $208.5 million on shipments of 146,756 tons. Average net selling price increased 5% in 2004 as compared to 2003, favorably impacting net sales by $12 million. More than half of the increase was the result of selling price gains. Product selling prices increased approximately 3% in 2004, increasing net sales by more than $6 million while sales mix enhancements and product changes improved average selling price by 2% and net sales by $5 million. Average net selling price declined less than 1% in 2003. Actual selling prices declined nearly 3% in 2003, impacting net sales by $6 million while sales mix enhancements and product changes improved average selling price by 2% and net sales by more than $4 million. The "away-from-home" segment of the Towel & Tissue market grew nearly 2% in each 2004 and 2003. Shipments of Towel & Tissue's higher-priced value-added products increased 11% in 2004 and 6% in 2003, while shipments of lower-priced standard products declined 2% in 2004 after increasing 1% in 2003. Industry supply of purchased parent rolls, accounting for approximately 35% of Towel & Tissue's total parent roll supply, tightened somewhat in 2004. Improved production capacity utilization rates in the industry were the primary reason for the tighter parent roll supply. Parent roll supply improved late in 2004 with adequate supplies expected to be available to support sales plans in 2005. As 2005 began, several "away-from-home" towel and tissue competitors announced product selling price increases of 5% to 10% as market demand continued to expand at a moderate rate.

Gross Profit On Sales

(all dollar amounts in thousands)	2004	2003	2002
Gross profit on sales	**$117,541**	$102,897	$112,384
Gross profit margin	**11%**	11%	12%

Gross profit margin increased to $117.5 million, or 11.3% of net sales in 2004 compared with $102.9 million, or 10.6% of net sales in 2003. Gross profit margin in 2002 was $112.4 million, or 11.8% of net sales. An increased average selling price, operational efficiency gains and cost reductions offset increased fiber, natural gas and transportation costs, resulting in somewhat improved 2004 margins. After holding essentially unchanged in the first and second quarters of 2004, at 10.6% and 10.7%, respectively, gross margins increased to 12.4% and 11.5% in the third and fourth quarters due, in part, to improved market conditions and seasonal demand variations. Compared to 2002, 2003 gross profit margins decreased as sales mix gains, operations efficiency improvements and cost reductions only partially offset higher fiber and natural gas costs.

Raw materials comprise approximately 50% of the Company's total cost of sales with market pulp and wastepaper accounting for approximately one-half of this total. Labor and fringes are approximately 20% of the Company's total cost of sales while utilities account for approximately 10%. Other operating expenses, including outbound freight, depreciation and maintenance comprise the remaining 20% of the Company's cost of sales.

Market pulp prices, after holding steady the first half of 2002, increased in the third quarter before stabilizing in the fourth quarter. Market pulp prices increased once again in the second quarter of 2003 with prices holding relatively steady the second half of the year. The average price of market pulp increased through the first three quarters of 2004 before declining in the fourth quarter. Wastepaper prices increased early in 2002 with prices then holding steady before declining in the second quarter of 2003. Wastepaper prices generally increased in the fourth quarter of 2003 through the third quarter of 2004 with prices once again declining in the fourth quarter. In 2004, the Company consumed approximately 400,000 air-dried metric tons of market pulp. The Company also consumed approximately 150,000 standard tons of wastepaper. The average consumption price of market pulp, the primary raw material used in the production of paper, increased approximately $40 per air-dried metric ton, or $16 million, in 2004 as compared to 2003. The average price of market pulp increased $51 per air-dried metric ton, or $21 million, in 2003 compared to 2002. The average price of wastepaper, used in the production of towel and tissue products, increased $19 per standard ton, or $3 million, in 2004 as compared to 2003 after holding even in 2003 as compared to 2002. Prices for linerboard, used in the production of moisture-barrier laminated roll wrap, and pulpwood, used at two company-owned pulp mills, each increased more than $1 million in 2004 as compared to 2003.

Natural gas prices held relatively stable through the first three quarters in 2002 before trending higher late in the year. Prices continued their upward trend early in 2003, peaking in March, before generally declining through the balance of 2003. Average prices held steady through the first half of 2004, before trending higher in the third and fourth quarters. The average price of natural gas increased approximately 9%, or $3 million, in 2004 as compared to 2003 after increasing 69%, or $15 million in 2003 compared with the prior year. The Company, through its cost reduction efforts, has been successful in improving its energy efficiencies and reducing its natural gas consumption in recent years. The Company currently consumes approximately 5.5 million dekatherms annually and has the ability to substitute fuel oil and coal for a portion of this draw if economics allow. The Company price protects, from time-to-time, certain volumes of natural gas through fixed-price contracts. Company policy allows for the price protection of up to 50% of its expected use on a rolling 12-month basis. At the end of 2004, the Company had approximately 80% of its first quarter requirements protected at a price slightly higher than the Company's fourth quarter 2004 average. Outbound freight rates, driven primarily by higher fuel costs, increased approximately $4 million in 2004 after increasing less than $1 million in 2003.

Market pulp list prices, after increasing $30 per air-dried metric ton late in the fourth quarter of 2004, increased another $30 per air-dried metric ton early in the first quarter of 2005. While well above historical averages and remaining quite volatile, natural gas prices trended somewhat lower in early 2005 with market pricing approximately 8% lower than the fourth quarter of 2004.

Labor and fringe costs increased 2.9% in 2004 as compared to 2003 and 3.7% in 2003 as compared to 2002. Health insurance expenses for active employees increased approximately 21% in 2004 following a 14% increase in 2003. Hourly pension and post-retirement expenses were a combined 9% higher in 2004 after increasing 26% in 2003. During 2003 the Company recognized, as a reduction of cost of sales, $4.2 million as a fee for licensing certain patented dispenser technologies. Other operating costs, including raw material use and depreciation, were generally lower in 2004 due, in part, to cost reduction efforts and capital spending sustained at levels below the Company's rate of depreciation in recent years.

Specialty Products gross profit margins were 9.3% in 2004, 6.7% in 2003 and 4.4% in 2002. Selling price increases, sales mix enhancements and production efficiency improvements offset higher market pulp, natural gas and other manufacturing expenses, resulting in improved 2004 margins. Market pulp and natural gas prices increased a combined $11 million in 2004 as compared to 2003 after increasing a combined $15 million in 2003 as compared to the prior year. Gross profit margins improved through the course of 2004 to 11.2% in the fourth quarter as selling prices increased and market pulp prices declined from third quarter levels.

Printing & Writing gross profit margins declined to 8.4% in 2004 from 8.8% in 2003 and 13.9% in 2002. Increased fiber and natural gas prices, and losses associated with the start-up and fourth quarter operation of the Brainerd mill, offset improved average selling price and cost reductions, resulting in lower 2004 margins. Market pulp, linerboard and aspen pulpwood prices increased a combined $8 million in 2004 while natural gas prices increased $3 million. Natural gas and market pulp prices increased a combined $20 million in 2003 as compared to 2002. Margins declined late in 2004 due, in part, to losses associated with the start-up and fourth quarter operation of the Brainerd mill.

Towel & Tissue gross profit margin was 20.5% in 2004, 20.9% in 2003 and 20.4% in 2002. Gross profit margin in 2003 included, as a reduction of cost of sales, $4.2 million as a fee for licensing certain patented dispenser technologies. Selling price increases and sales mix enhancements offset increased wastepaper and market pulp prices, higher outbound freight costs and the licensing fee recognized in 2003 which allowed 2004 margins to remain essentially flat with 2003 levels. Wastepaper and market pulp prices increased $3 million in 2004 as compared to 2003 while outbound freight costs increased by more than $2 million over the same period.

Consolidated order backlogs increased to approximately 35,100 tons, representing $42.0 million in sales as of December 31, 2004. This compares to approximately 31,600 tons, or $33.4 million in sales as of December 31, 2003, and approximately 33,500 tons, or $35.3 million in sales at December 31, 2002. Improvements in customer order backlog were evident in all three business segments as of December 31, 2004, compared to December 31, 2003. Specialty Products' backlog tons were 22,800 tons at December 31, 2004, compared to 21,700 tons at December 31, 2003. Printing & Writing's backlog tons improved to 9,900 tons at December 31, 2004, from 8,600 tons at December 31, 2003. In the Towel & Tissue business segment, backlog tons were 2,400 tons at December 31, 2004, and 1,300 tons at December 31, 2003. The change in customer backlog at December 31, 2004, compared to December 31, 2003, does not necessarily indicate a change in business conditions, as a large portion of orders is shipped directly from inventory upon receipt and does not impact backlog numbers. The entire backlog at December 31, 2004, is expected to be shipped during fiscal 2005.

Labor

A new five-year labor agreement was entered into on June 1, 2004, with the Paper, Allied-Industrial, Chemical & Energy Workers International Union at Specialty Products' Jay, Maine facility. The agreement contains wage increases of 1.7% effective June 1 of each year of the contract. Labor agreements will expire at other facilities in 2005, 2006, 2007 and 2008. The Company maintains good labor relations at all facilities.

Operating Expenses

(all dollar amounts in thousands)	**2004**	2003	2002
Selling and administrative	**$75,817**	$67,619	$64,962
Percent increase/(decrease)	**12%**	4%	(4%)
As a percent of net sales	**7%**	7%	7%

In 2004, 2003 and 2002, selling and administrative expenses were impacted by stock incentive program charges or credits, which were determined by the Company's common stock price change. During 2004, the charge for these programs was $2.8 million compared to a charge of $1.7 million in 2003 and a credit of $0.2 million in 2002. For additional information on the Company's stock incentive programs, refer to "Note 7 – Stock Compensation Plans" in the Notes to Consolidated Financial Statements. In addition, selling and administrative costs included wage, benefit and management incentive expense increases of $4.0 million in 2004 and $0.6 million in 2003. As compared to 2003, 2004 employee recruiting and relocation expenses were $1.3 million higher, and consulting/auditing expenses increased by $0.8 million. Costs associated with the operation of Printing & Writing's Brainerd mill impacted general selling and administrative expenses in 2004, while consulting and auditing expenses were driven somewhat higher by outside services related to the Company's compliance with Section 404 of the Sarbanes-Oxley Act.

Other Income and Expense

(all dollar amounts in thousands)	**2004**	2003	2002
Interest expense	**$10,285**	$10,188	$10,845
Other income (expense), net	**939**	90	41

Interest expense was similar at $10.3 million and $10.2 million for the years ending December 31, 2004 and 2003, respectively. Interest expense for the year ending December 31, 2002, was $10.8 million. Long-term debt levels were $161.8 million, $162.2 million and $162.8 million as of December 31, 2004, 2003, and 2002, respectively.

In 2005, interest expense is expected to be comparable to 2004 as debt levels are expected to remain similar to the December 31, 2004, balance of $161.8 million. Interest capitalized in 2004, 2003 and 2002 was not significant. The Company's capitalized interest methodology is outlined in "Note 1 – Description of the Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

Other income and expense includes interest income of $666,000, $65,000, and $25,000 in 2004, 2003 and 2002, respectively. The increase in interest income in 2004 was driven primarily by higher average cash and cash equivalent balances as compared to 2004.

Income Taxes

(all dollar amounts in thousands)	**2004**	2003	2002
Income tax provision	**$11,985**	$9,317	$13,550
Effective tax rate	**37%**	37%	37%

The effective tax rates for the years presented are indicative of the Company's normalized tax rate. The effective rate for 2005 is expected to approximate 37%.

On October 22, 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. The Act contains $137 billion in tax cuts over a ten-year period beginning in 2005, which are mainly for U.S. manufacturing businesses and multinational companies. The Company has not yet completed its assessment of how the Act might impact its future results of operations or cash flows.

Liquidity and Capital Resources

Cash Flows and Capital Expenditures

(all dollar amounts in thousands)	2004	2003	2002
Cash provided by operating activities	$ 70,737	$ 63,105	$ 76,269
Percent increase/(decrease)	12%	(17%)	(27%)
Working capital	$139,542	$136,414	$118,398
Percent increase	2%	15%	16%
Current ratio	1.9:1	2.2:1	2.0:1
Capital expenditures	$ 29,565	$ 24,261	$ 19,201
Percent increase/(decrease)	22%	26%	(36%)

Cash provided from operating activities increased in 2004 compared to 2003 due, in part, to increased 2004 earnings and higher accounts payable balances in the current year. These factors were somewhat offset by greater 2004 increases in receivables, inventories and other assets. In 2003 compared to 2002, cash provided from operating activities declined, due to reduced 2003 earnings, increased receivables and decreased payables. The Company contributed $20.2 million to defined benefit pension plans during 2004, compared with contributions of $20.8 million and $20.6 million in 2003 and 2002, respectively. Benefit plans are discussed in "Note 5 – Pension and Other Post-retirement Benefit Plans" in the Notes to Consolidated Financial Statements.

In 2004, the Company continued its initiative to limit capital spending to necessary maintenance-related and high-return capital projects. The Company met its targeted composite internal rate of return of 17% for capital, approved in 2004. Capital expenditures totaled $29.6 million, $24.3 million and $19.2 million in 2004, 2003 and 2002, respectively. In 2005, it is expected that capital spending will fall in the range of $40 million to $50 million. Several projects with strong financial returns are expected to increase spending over 2004 levels.

During 2004, capital expenditures for projects with total spending expected to exceed $1.0 million were $1.4 million in Printing & Writing as part of a capital project to expand premium papers production and $1.3 million for a digester replacement at the Brokaw mill, $0.3 million for finishing equipment at the Groveton mill, and $1.1 million on a paper machine applicator at the newly acquired Brainerd mill. Please refer to "Note 8 – Acquisitions" in the Notes to Consolidated Financial Statements. In Towel & Tissue, project spending included $0.2 million for a screw press project, $1.3 million on production equipment, and $3.9 million for various converting lines.

The balance of $20.1 million in 2004 capital spending was related to projects that individually cost less than $1.0 million. These expenditures included $12.0 million for essential non- or low-return projects, including maintenance-related capital and approximately $8.1 million on projects expected to provide a return in excess of the Company's targeted internal rate of return.

During 2003, capital expenditures for projects with total spending expected to exceed $1.0 million were $3.6 million in Printing & Writing as part of a capital project to expand premium papers production capabilities at the Brokaw mill and $0.4 million on a process control system computer replacement at the Groveton mill. In Towel & Tissue, $2.6 million was spent on a screw press project, and $2.2 million was spent for various converting lines.

The balance of $15.5 million in 2003 capital spending was related to projects that individually cost less than $1.0 million. These expenditures included approximately $10.0 million for essential non- or low-return projects, including maintenance-related capital and approximately $5.5 million on projects expected to provide a return in excess of the Company's targeted rate.

The Company believes that the available credit under its credit agreements and its earnings for 2005 will be sufficient to meet its cash flow needs for capital, working capital, and investing activities in 2005.

Debt and Equity

(all dollar amounts in thousands)	2004	2003	2002
Short-term debt	$ 115	$ 112	$ —
Long-term debt	161,833	162,174	162,763
Total debt	161,948	162,286	162,763
Stockholders' equity	357,092	350,316	355,948
Total capitalization	519,040	512,602	518,711
Long-term debt/capitalization ratio	31%	32%	31%

At December 31, 2004, total debt was $161.9 million which is comparable to the $162.3 million reported at December 31, 2003.

The total amount of long-term debt outstanding includes a private placement of $138.5 million in senior notes. The notes mature in 2007, 2009 and 2011 at $35 million, $68.5 million, and $35 million, respectively.

On August 31, 2004, the Company replaced its $150 million unsecured revolving-credit agreement that was scheduled to expire on December 10, 2004, with a four-year $100 million unsecured revolving-credit agreement with four participating banks that expires on August 31, 2008. Under the new facility, the Company may elect the base for interest from either domestic or offshore rates. In addition, the facility provides for sublimits of $50 million for the issuance of standby letters of credit and $10 million for certain short-term bid loans among the bank group. The Company pays the banks a facility fee under this agreement based on quarterly debt/capitalization ratios. Total facility fees paid were $280,000 in 2004 and $266,000 in 2003 and 2002. There were no borrowings against either agreement at December 31, 2004 and 2003.

On November 2, 2004, the Company entered into a loan agreement with the Economic Development Authority of the city of Brainerd, Minnesota. Under the agreement, the Company borrowed $500,000, of which $100,000 is forgivable upon meeting certain employment criteria at the Company's Brainerd, Minnesota facility by November 1, 2006. Interest is payable quarterly on the outstanding balance, less the forgivable portion, at a rate of 2% per annum, beginning January 1, 2005. The loan expires on November 1, 2011.

The Company maintains a commercial paper placement agreement with one of its four major banks, which provides for the issuance of up to $50 million of unsecured debt obligations. The commercial paper placement agreement requires unused credit availability under the Company's $100 million revolving-credit agreement equal to the amount of outstanding commercial paper.

In August 1995, the Company obtained $19 million in industrial development bond financing to fund an upgrade of the Brokaw mill wastewater treatment plant. The bonds mature in 2023 and bear interest at short-term rates. The bonds are supported by a letter of credit that was issued by a bank.

On December 31, 2004, the Company had a total of $100 million available for borrowing under existing credit facilities.

The Company does not have material market risk associated with interest-rate risk, foreign currency exchange risk, or commodity-price risk. The Company conducts U.S. dollar denominated export transactions or immediately exchanges all foreign currency attributable to export sales for U.S. dollars.

In April 2000, the Company's Board of Directors authorized the repurchase of 2,571,000 shares of the Company's common stock. This authorization added to the balance remaining on a 1998 authorization to repurchase 5,650,000 shares of the Company's common stock. There were no repurchases in 2004, 2003 or 2002. Repurchases may be made from time to time in the open market or through privately negotiated transactions. At December 31, 2004, there were 2,638,674 shares available for purchase under the existing authorization.

During 2004, 2003 and 2002, the Board of Directors declared cash dividends of $0.34 per share of common stock.

Commitments and Contractual Obligations

The following is a summary of the Company's contractual obligations and payments due by period subsequent to December 31, 2004:

		Payments Due by Period					
(all dollar amounts in thousands)	Total	2005	2006	2007	2008	2009	Thereafter
Long-term debt	$158,000	$ —	$ 158	$35,065	$ 66	$68,567	$54,144
Interest on debt	56,558	10,898	10,863	10,023	8,243	6,374	10,157
Capital lease	136	115	21	—	—	—	—
Operating leases	9,412	1,947	1,644	1,528	1,523	1,511	1,259
Capital spending commitments	10,004	10,004	—	—	—	—	—
Purchase obligations	53,198	25,507	3,764	3,328	3,328	3,047	14,224
Total	$287,308	$48,471	$16,450	$49,944	$13,160	$79,499	$79,784

For additional information on debt and interest obligations, please refer to "Note 3 – Debt" in the Notes to Consolidated Financial Statements. For additional information on capital and operating leases, please refer to "Note 4 – Lease Commitments" in the Notes to Consolidated Financial Statements. Commitments for capital spending and additional information with respect to the purchase obligations are described in "Note 9 – Commitments and Contingencies" in the Notes to Consolidated Financial Statements. The Company also has various employee benefit plan obligations that are described in "Note 5 – Pension and Other Post-retirement Benefit Plans".

Selected Financial Data

(all amounts in thousands, except per share data)	2004	For The Year Ended December 31, 2003**	2002	2001	2000*
FINANCIAL RESULTS					
Net sales	**$1,040,717**	$971,444	$948,698	$943,729	$990,924
Depreciation, depletion, and amortization	**59,965**	60,823	60,624	60,948	58,860
Operating profit	**41,724**	35,278	47,422	28,279	17,785
Interest expense	**10,285**	10,188	10,845	14,416	15,713
Earnings before provision for income taxes	**32,378**	25,180	36,618	14,143	2,325
Net earnings	**20,393**	15,863	23,068	8,913	1,465
Cash dividends paid	**17,560**	17,527	17,520	17,498	17,207
Cash flows from operating activities	**70,737**	63,105	76,269	103,866	80,254
PER SHARE					
Net earnings – basic and diluted	**$0.39**	$0.31	$0.45	$0.17	$0.03
Cash dividends declared	**0.34**	0.34	0.34	0.34	0.34
Stockholders' equity	**6.91**	6.80	6.91	7.09	7.33
Basic average number of shares outstanding	**51,662**	51,549	51,532	51,466	51,354
Price range (low and high closing)	**$12.33-19.12**	$9.45-13.58	$8.26-13.80	$8.82-14.00	$7.63-14.63
FINANCIAL CONDITION					
Working capital	**$139,542**	$136,414	$118,398	$101,724	$138,605
Total assets	**882,234**	858,100	873,757	892,008	954,494
Long-term debt	**161,833**	162,174	162,763	192,264	250,465
Stockholders' equity	**357,092**	350,316	355,948	364,855	376,112
Capital expenditures	**29,565**	24,261	19,201	29,791	86,896
RATIOS					
Percent net earnings to sales	**2.0%**	1.6%	2.4%	1.0%	0.1%
Percent net earnings to average stockholders' equity	**5.8%**	4.5%	6.4%	2.6%	0.4%
Ratio of current assets to current liabilities	**1.9 to 1**	2.2 to 1	2.0 to 1	1.8 to 1	2.1 to 1
Percent of long-term debt to total capitalization	**31.2%**	31.6%	31.4%	34.5%	40.0%

* In 2000, includes after-tax expense of $14.0 million ($22.3 million pretax) or $0.27 per share for restructuring expense related to the closure of the Sorg Paper Company.

** In 2003, includes after-tax income of $2.6 million ($4.2 million pretax) or $0.05 per share for a fee for licensing certain patent dispenser technologies as a result of a settlement of all claims of the parties in a patent litigation case.

Management's Report on Internal Control Over Financial Reporting

The management of Wausau•Mosinee Paper Corporation and its subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management believes that, as of December 31, 2004, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm has issued a report on our assessment of the Company's internal control over financial reporting. This report appears on page 33.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Wausau·Mosinee Paper Corporation
Mosinee, WI

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Wausau•Mosinee Paper Corporation and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated February 28, 2005 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 28, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Wausau•Mosinee Paper Corporation
Mosinee, WI

We have audited the accompanying consolidated balance sheets of Wausau•Mosinee Paper Corporation and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wausau•Mosinee Paper Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 28, 2005

Consolidated Balance Sheets

(all dollar amounts in thousands)	As of December 31, 2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 51,914	$ 36,305
Receivables, net	95,731	81,300
Refundable income taxes	48	1,668
Inventories	126,932	115,835
Deferred income taxes	8,592	12,616
Other current assets	4,075	3,694
Total current assets	287,292	251,418
Property, plant, and equipment – net	551,160	565,722
Other assets	43,782	40,960
Total Assets	$ 882,234	$ 858,100
LIABILITIES		
Current liabilities:		
Current maturities of long-term debt	$ 115	$ 112
Accounts payable	74,558	55,368
Accrued and other liabilities	73,077	59,524
Total current liabilities	147,750	115,004
Long-term debt	161,833	162,174
Deferred income taxes	105,885	115,879
Post-retirement benefits	57,303	54,197
Pension	30,996	40,829
Other noncurrent liabilities	21,375	19,701
Total liabilities	525,142	507,784
Commitments and contingencies	—	—
STOCKHOLDERS' EQUITY		
Preferred stock, no par value (500,000 shares authorized; no shares issued)	—	—
Common stock, no par value (100,000,000 shares authorized; issued 60,122,812 shares in 2004 and 2003)	173,172	173,037
Retained earnings	323,645	320,823
Unearned compensation	(84)	—
Accumulated other comprehensive loss	(26,661)	(28,723)
Treasury stock, at cost (8,427,561 and 8,564,921 shares in 2004 and 2003, respectively)	(112,980)	(114,821)
Total stockholders' equity	357,092	350,316
Total Liabilities and Stockholders' Equity	$ 882,234	$ 858,100

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

(all amounts in thousands, except per share data)	For The Year Ended December 31, 2004	2003	2002
Net sales	**$1,040,717**	$971,444	$948,698
Cost of sales	**923,176**	868,547	836,314
Gross profit	**117,541**	102,897	112,384
Selling and administrative	**75,817**	67,619	64,962
Operating profit	**41,724**	35,278	47,422
Other income (expense):			
Interest expense	**(10,285)**	(10,188)	(10,845)
Interest income	**666**	65	25
Other	**273**	25	16
Earnings before provision for income taxes	**32,378**	25,180	36,618
Provision for income taxes	**11,985**	9,317	13,550
Net earnings	**$ 20,393**	$ 15,863	$ 23,068
Net earnings per share – basic	**$ 0.39**	$ 0.31	$ 0.45
Net earnings per share – diluted	**$ 0.39**	$ 0.31	$ 0.45
Weighted average shares outstanding – basic	**51,662**	51,549	51,532
Weighted average shares outstanding – diluted	**51,940**	51,663	51,643
Dividends declared per common share	**$ 0.34**	$ 0.34	$ 0.34

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(all dollar amounts in thousands)	For The Year Ended December 31, 2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	**$ 20,393**	$ 15,863	$ 23,068
Provision for depreciation, depletion, and amortization	**59,965**	60,823	60,624
Provision (credit) for losses on accounts receivable	**103**	(261)	307
Loss on property, plant, and equipment disposals	**3,356**	3,234	934
Compensation expense for stock option grants	**292**	39	37
Deferred income taxes	**(348)**	7,154	16,108
Changes in operating assets and liabilities:			
Receivables	**(13,859)**	(9,396)	(1,688)
Inventories	**(11,001)**	4,548	5,305
Other assets	**(8,406)**	(6,198)	(9,420)
Accounts payable and other liabilities	**15,428**	(18,934)	(10,211)
Accrued and refundable income taxes	**4,814**	6,233	(8,795)
Net cash provided by operating activities	**70,737**	63,105	76,269
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	**(29,565)**	(24,261)	(19,201)
Acquisitions	**(9,935)**	(8,518)	—
Proceeds from property, plant, and equipment disposals	**45**	13	275
Net cash used in investing activities	**(39,455)**	(32,766)	(18,926)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net borrowings/(repayments) under credit agreements	**500**	—	(28,775)
Payments under capital lease obligation	**(112)**	(89)	—
Dividends paid	**(17,560)**	(17,527)	(17,520)
Proceeds from stock option exercises	**1,499**	199	325
Net cash used in financing activities	**(15,673)**	(17,417)	(45,970)
Net increase in cash and cash equivalents	**15,609**	12,922	11,373
Cash and cash equivalents at beginning of year	**36,305**	23,383	12,010
Cash and cash equivalents at end of year	**$ 51,914**	$ 36,305	$ 23,383
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid – net of amount capitalized	**$ 10,722**	$ 10,647	$ 11,521
Income taxes paid	**$ 9,019**	$ 6,275	$ 7,124

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(all dollar amounts in thousands)	Common Stock	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
Balances December 31, 2001	$173,114	$316,939	$ 0	$ (9,682)	$(115,516)	$364,855
Comprehensive earnings, 2002:						
Net earnings		23,068				23,068
Minimum pension liability (Net of $9,052 deferred tax)				(14,833)		(14,833)
Comprehensive earnings, 2002						8,235
Cash dividends declared		(17,522)				(17,522)
Stock options exercised	(88)				413	325
Tax benefit related to stock options	18					18
Stock option compensation	37					37
Balances December 31, 2002	173,081	322,485	0	(24,515)	(115,103)	355,948
Comprehensive earnings, 2003:						
Net earnings		15,863				15,863
Minimum pension liability (Net of $2,470 deferred tax)				(4,208)		(4,208)
Comprehensive earnings, 2003						11,655
Cash dividends declared		(17,525)				(17,525)
Stock options exercised	(83)				282	199
Stock option compensation	39					39
Balances December 31, 2003	**173,037**	**320,823**	**0**	**(28,723)**	**(114,821)**	**350,316**
Comprehensive earnings, 2004:						
Net earnings		**20,393**				**20,393**
Minimum pension liability (Net of $1,210 deferred tax)				**2,062**		**2,062**
Comprehensive earnings, 2004						**22,455**
Cash dividends declared		**(17,571)**				**(17,571)**
Restricted stock grant	**20**		**(87)**		**67**	**0**
Recognition of restricted stock compensation expense			**3**			**3**
Stock options exercised	**(275)**				**1,774**	**1,499**
Tax benefit related to stock options	**101**					**101**
Stock option compensation	**289**					**289**
Balances December 31, 2004	**$173,172**	**$323,645**	**$(84)**	**$(26,661)**	**$(112,980)**	**$357,092**

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1 > Description of the Business and Summary of Significant Accounting Policies

Wausau•Mosinee Paper Corporation (the "Company") manufactures, converts, and sells paper and paper products within three principal segments: Specialty Products, Printing & Writing, and Towel & Tissue. The majority of the Company's products are sold within the United States and Canada.

Specialty Products produces a wide variety of technical specialty papers that include supercalendered backing papers for pressure-sensitive labeling applications, tape backing, and packaging materials for a broad range of food, medical, and industrial applications.

Printing & Writing manufactures, converts, and markets a broad line of premium printing and writing grades. In addition, the business segment includes two converting facilities that produce laminated roll wrap and related specialty finishing and packaging products.

Towel & Tissue produces a complete line of towel and tissue products that are marketed along with soap and dispensing systems for the industrial and commercial "away-from-home" market.

Basis of Presentation

The consolidated financial statements include the accounts of Wausau•Mosinee Paper Corporation and its subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid, short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates market. At December 31, 2004, approximately $49.5 million of cash and cash equivalents were on deposit with one bank.

Inventories

Pulpwood, finished paper products, and approximately 95% of raw materials are valued at the lower of cost, determined on the last-in, first-out (LIFO) method, or market. All other inventories are valued at the lower of average cost or market. Liquidations in individual LIFO inventory pools decreased cost of sales by $158,000 and $577,000 for the years ended December 31, 2004 and 2003 respectively.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost and are depreciated over the estimated useful lives of the assets using the straight-line method for financial statement purposes. Land and construction in progress are stated at cost. The cost and related accumulated depreciation of all plant and equipment retired or otherwise disposed of are removed from the accounts, and any resulting gains or losses are included in the statements of income.

Buildings are depreciated over a 20- to 45-year period; machinery and equipment over a three- to 20-year period. Maintenance and repair costs are charged to expense as incurred. Improvements that extend the useful lives of the assets are added to the plant and equipment accounts.

The Company's policy is to capitalize interest incurred on debt during the course of projects that exceed one year in construction and $1 million, or projects that exceed $10 million. Interest capitalized in 2004, 2003 and 2002 was not significant.

The Company assesses the recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceed the fair value of the assets, based on a discounted cash flow analysis. No impairment losses were recorded in 2004, 2003 or 2002.

Timber and timberlands are stated at net depleted value. The Company capitalizes the cost of purchasing timberlands and reforestation costs. Interest and taxes related to timberlands are expensed as incurred. Reforestation costs include site preparation, planting, fertilizing, herbicide application, and thinning. Temporary logging roads are expensed while long-term logging roads are capitalized and amortized over the estimated useful lives of the roads, which is generally 15 to 20 years. Depletion is recorded as timber is harvested and included in inventory until conversion into saleable product. Depletion is calculated using the block and units-of-production methods. Under these methods, the capitalized costs of large land tracts are divided by the estimated volume of timber anticipated to be harvested on each tract. As the timber is harvested, depletion is either recorded as each block is harvested or as a percentage of each block is harvested.

Income Taxes

Deferred income taxes have been provided under the liability method. Deferred tax assets and liabilities are determined based upon the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by the current enacted tax rates. Deferred tax expense is the result of changes in the deferred tax asset and liability.

Stock-based Compensation Plans

As permitted under Statement of Financial Accounting Standard (SFAS) No. 123, the Company continues to measure compensation cost for stock-based compensation plans using the "intrinsic value based method" prescribed under APB No. 25, "Accounting for Stock Issued to Employees." See Note 7 for pro forma information on the impact of the fair-value method of accounting for stock-based compensation plans.

Earnings Per Share

The Company presents both basic and diluted net earnings per share (EPS) amounts. Basic EPS is calculated based on the weighted average number of common shares outstanding during the respective year, while diluted EPS is calculated based on the weighted average number of common shares and common stock equivalents outstanding during the respective year. The difference between basic and diluted EPS for the Company is solely attributable to stock compensation plans. See Note 7 for information on stock compensation plans. The Company uses the treasury-stock method to calculate the impact of outstanding stock options and restricted stock awards. Stock options for which the exercise price exceeds the average market price over the period have an antidilutive effect on EPS and, accordingly, are excluded from the calculation.

For the years ended December 31, 2004, 2003 and 2002, options for 375,071, 801,715, and 734,694 shares, respectively, were excluded from the diluted EPS calculation for the Company's common stock because the options were antidilutive.

Basic and diluted earnings per share are reconciled as follows:

(all amounts in thousands, except per share data)	2004	2003	2002
Net earnings	$20,393	$15,863	$23,068
Basic weighted average common shares outstanding	51,662	51,549	51,532
Dilutive securities:			
Stock compensation plans	278	114	111
Diluted weighted average common shares outstanding	51,940	51,663	51,643
Net earnings per share – basic	$ 0.39	$ 0.31	$ 0.45
Net earnings per share – diluted	$ 0.39	$ 0.31	$ 0.45

Revenue Recognition

Revenue is recognized, net of estimated discounts, allowances, and returns, upon shipment of goods, at which time title passes to the customer. Upon shipment, the customer is obligated to pay the Company and the Company has no remaining obligation. The Company grants credit to customers in the ordinary course of business.

Shipping and handling costs billed to customers are included in net sales, and the related costs are included in cost of sales in the Consolidated Statements of Operations.

Derivatives

In the past, the Company has used derivative instruments to mitigate its exposure to interest rate risk. The Company does not issue such instruments for trading purposes. At December 31, 2004 and 2003, there were no derivative instruments outstanding.

Other Comprehensive Income (Loss)

For all periods presented, the accumulated other comprehensive income (loss) is comprised solely of additional minimum pension liability, net of tax of $15,658,000 and $16,868,000 at December 31, 2004 and 2003, respectively.

Research and Development Expenses

The Company expenses research and development costs as incurred. Expenditures for product development were $1,858,000 in 2004, $2,155,000 in 2003, and $2,145,000 in 2002.

New Accounting Pronouncement
In June 2004, the Financial Accounting Standards Board ("FASB") issued FSP 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The FSP provides guidance on the accounting for the effects of the Act for employers that sponsor postretirement health care plans that provide prescription drug benefits. The FSP also requires those employers to provide certain disclosures regarding the effect of the federal subsidy provided by the Act. As required, the Company adopted the provisions of the FSP on July 1, 2004. The impact of the adoption of the FSP resulted in a reduction in the accumulated post-retirement benefit obligation of $5.9 million, as reflected in the net actuarial gain, and a $0.5 million reduction in the net periodic benefit cost for the year ended December 31, 2004. See Note 5 for additional information on the Company's post-retirement health care plans.

Future Accounting Pronouncements
In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which will be effective for the Company on July 1, 2005. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as an operating expense in the statement of operations based on the grant-date fair value of the award. The new standard may be adopted using either the modified prospective transition method or the modified retrospective method. The Company is currently evaluating our share-based employee compensation programs, the potential impact of this statement on the consolidated financial position and results of operations, and the alternative adoption methods.

In November 2004, the FASB issued SFAS 151, "Inventory Costs – an amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151, which is effective for the Company beginning January 1, 2006, requires that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of SFAS 151 is not expected to have a material impact on the Company's consolidated financial statements.

Note 2 > Supplemental Balance Sheet Information

(all dollar amounts in thousands)	2004	2003
Receivables		
Trade	$ 95,787	$ 82,142
Other	1,778	1,086
	97,565	83,228
Less: allowances for doubtful accounts	(1,834)	(1,928)
	$ 95,731	$ 81,300
Inventories		
Raw materials	$ 38,247	$ 27,282
Work in process and finished goods	89,992	83,757
Supplies	28,731	27,920
Inventories at cost	156,970	138,959
LIFO reserve	(30,038)	(23,124)
	$ 126,932	$ 115,835
Property, plant, and equipment		
Buildings	$ 138,919	$ 137,604
Machinery and equipment	1,067,129	1,061,342
	1,206,048	1,198,946
Less: accumulated depreciation	(685,916)	(652,990)
Net depreciated value	520,132	545,956
Land	6,438	5,521
Timber and timberlands, net of depletion	5,922	5,818
Construction in progress	18,668	8,427
	$ 551,160	$ 565,722
Accrued and other liabilities		
Payroll	$ 9,322	$ 6,802
Vacation pay	12,548	12,237
Employee retirement plans	5,978	8,866
Rebates	10,316	9,726
Accrued income taxes	10,244	320
Other	24,669	21,573
	$ 73,077	$ 59,524

Note 3 > Debt

A summary of long-term debt as of December 31 is as follows:

(all dollar amounts in thousands)	2004	2003
Senior notes with interest from 7.20% to 7.43%, due between August 31, 2007, and August 31, 2011	$138,500	$138,500
Industrial development bonds due July 1, 2023, with weighted average interest rate of 1.52% in 2004 and 1.34% in 2003	19,000	19,000
Note payable	500	—
Capitalized leases (see Note 4)	136	249
Subtotal	158,136	157,749
Premium on senior notes	3,812	4,537
Total debt	161,948	162,286
Less: current maturities of long-term debt (see Note 4)	(115)	(112)
Total long-term debt	$161,833	$162,174

The Company has $138.5 million outstanding in unsecured private placement notes that were closed and funded on August 31, 1999. The principal amounts, maturities, and interest rates on the notes are (1) $35 million, eight years, 7.20%; (2) $68.5 million, 10 years, 7.31%; and (3) $35 million, 12 years, 7.43%. In connection with the note offering, the Company entered into an interest-rate swap agreement under which the interest rate paid by the Company with respect to (1) $58.5 million of the 10-year notes was the three-month LIBOR rate, plus .4925%, and (2) $30 million of the 12-year notes was the three-month LIBOR rate, plus .55%. During 2001, the Company terminated its interest-rate swap arrangement in exchange for cash payments of $6.4 million. The amounts received from the swap counterparties at termination approximated the fair values of the swaps at the respective termination dates. The premium recorded on debt during the period the swaps were outstanding will continue to be amortized using the effective interest-rate method over the remaining term of the respective debt instruments.

On August 31, 2004, the Company replaced its $150 million unsecured revolving-credit agreement that was scheduled to expire on December 10, 2004 with a four-year $100 million unsecured revolving-credit agreement with four participating banks that expires on August 31, 2008. Under the new facility, the Company may elect the base for interest from either domestic or offshore rates. In addition, the facility provides for sublimits of $50 million for the issuance of standby letters of credit and $10 million for certain short-term bid loans among the bank group. The Company pays the banks a facility fee under this agreement based on quarterly debt/capitalization ratios. Total facility fees paid were $280,000 in 2004 and $266,000 in 2003 and 2002. There were no borrowings against either agreement at December 31, 2004 and 2003.

In addition to general business and reporting covenants customary in financing agreements of these types, the senior notes and revolving-credit facility require that the Company comply quarterly with a consolidated debt-to-capital ratio of less than 60% and 55%, respectively. Both agreements require an adjustable minimum net worth covenant ($326.5 million and $283.5 million at December 31, 2004 as defined by the senior note and revolving-credit facility, respectively). In addition, the revolving-credit facility includes an interest coverage ratio covenant of 3.5 times. As of December 31, 2004 and 2003, the Company was in compliance with all required covenants.

The Company maintains an unrated commercial paper placement agreement with a bank to issue up to $50 million of unsecured debt obligations. The agreement requires unused credit availability under the Company's revolving-credit agreement equal to the amount of outstanding commercial paper. There were no borrowings under this agreement at December 31, 2004 and 2003.

On November 2, 2004, the Company entered into a loan agreement with the Economic Development Authority of the city of Brainerd, Minnesota. Under the agreement, the Company borrowed $500,000, of which $100,000 is forgivable upon meeting certain employment criteria at the Company's Brainerd, Minnesota facility by November 1, 2006. Interest is payable quarterly on the outstanding balance, less the forgivable portion, at a rate of 2% per annum, beginning January 1, 2005. Quarterly payments of principal and interest commence on January 1, 2006. The loan is due and payable no later than November 1, 2013.

In August 1995, the Company obtained $19 million in industrial development bond financing to fund an upgrade of the Brokaw mill wastewater treatment plant. The bonds mature in 2023 and bear interest at short-term rates. The bonds are supported by a letter of credit that was issued by a bank.

The aggregate annual maturities of long-term debt, excluding capital leases (see Note 4), are as follows:

(all dollar amounts in thousands)	2005	2006	2007	2008	2009	Thereafter
Annual Maturities	—	$158	$35,065	$66	$68,567	$54,144

Note 4 > Lease Commitments

The Company has various leases for real estate, mobile equipment, and machinery that generally provide for renewal privileges or for purchase at option prices established in the lease agreements. Property, plant and equipment include the following amount for capitalized leases as of December 31:

(all dollar amounts in thousands)	**2004**	2003
Machinery and equipment	**$ 347**	$347
Allowance for amortization	**(110)**	(41)
Net value	**$ 237**	$306

Lease amortization is included in depreciation expense.

Future minimum payments, by year and in the aggregate, under capitalized leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2004:

(all dollar amounts in thousands)	Capital Leases	Operating Leases
2005	$115	$1,947
2006	21	1,644
2007	—	1,528
2008	—	1,523
2009	—	1,511
Thereafter	—	1,259
Total minimum payments	$136	$9,412

Rental expense for all operating leases was as follows:

(all dollar amounts in thousands)	**2004**	2003	2002
Rent expense	**$6,493**	$7,934	$9,039

Note 5 > Pension and Other Post-retirement Benefit Plans

The Company and its subsidiaries sponsor defined benefit pension plans covering substantially all employees. Retirement benefits for salaried and nonunion employees are based on pay and Company performance. Plans covering hourly employees provide benefits based on years of service and fixed benefit amounts for each year of service. The defined benefit pension plans are funded in accordance with federal laws and regulations.

The Company has supplemental retirement agreements with certain present and past key officers, directors, and employees. The principal cost of such plans is being or has been accrued over the period of active employment to the full eligibility date. The supplemental retirement agreements are unfunded.

The Company also provides certain defined benefit post-retirement health and life insurance plans that cover qualifying retirees. Benefits and eligibility for various employee groups vary by location and union agreements. The defined benefit post-retirement plans are unfunded.

The Company selected September 30, 2004 and 2003, as the measurement dates for plan assets and obligations in 2004 and 2003, respectively.

The following schedules present changes in, and components of, the Company's net assets (liabilities) for retirement and other post-retirement benefits:

(all dollar amounts in thousands)	Retirement Benefits 2004	2003	Other Post-retirement Benefits 2004	2003
Change in benefit obligation:				
Benefit obligation at September 30, 2003 and 2002	$159,116	$141,011	$ 99,888	$ 82,498
Service cost	6,899	5,517	2,275	2,015
Interest cost	9,828	9,317	5,413	5,424
Amendments	3,637	1,604	(9,368)	—
Net actuarial loss (gain)	1,641	10,805	(5,596)	16,269
Participant contributions	—	—	1,595	1,446
Benefits paid	(9,438)	(9,138)	(7,224)	(7,764)
Benefit obligation at September 30, 2004 and 2003	$171,683	$159,116	$ 86,983	$ 99,888
Change in plan assets:				
Fair value at September 30, 2003 and 2002	$100,639	$ 77,337	—	$ —
Actual gain	14,046	11,637	—	—
Company contributions	19,901	20,803	5,629	6,318
Participant contributions	—	—	1,595	1,446
Benefits paid	(9,438)	(9,138)	(7,224)	(7,764)
Fair value at September 30, 2004 and 2003	$125,148	$100,639	$ —	$ —
Net amount recognized:				
Funded status	$ (46,535)	$ (58,477)	$(86,983)	$(99,888)
Unrecognized prior service cost (benefit)	16,694	15,132	(8,047)	(650)
Unrecognized transition asset	—	(50)	—	—
Unrecognized net actuarial loss	45,361	49,565	30,095	39,461
Cash contribution subsequent to measurement date	3,266	2,989	1,932	—
Accrued benefit cost at December 31	$ 18,786	$9,159	$(63,003)	$(61,077)
Amounts recognized in the Balance Sheet consist of:				
Accrued benefit liability	$ (40,201)	$ (51,478)	$(63,003)	$(61,077)
Intangible asset	16,668	15,046	—	—
Accumulated other comprehensive income	42,319	45,591	—	—
Net amount recognized at December 31	$ 18,786	$ 9,159	$(63,003)	$(61,077)

In 2004 and 2003, amendments to retirement benefit plans reflect union negotiated rate increases. In 2004, other post-retirement benefit plans were amended to reflect increased contributions by retirees for medical benefits.

The total accumulated benefit obligation for pension plans was $168.4 million and $155.1 million at December 31, 2004 and 2003, respectively, and exceeded the plan assets for all of the Company's defined benefit pension plans.

(all dollar amounts in thousands)	Target Allocations	Pension Benefits Percentage of Plan Assets at Measurement Date 2004	2003
Asset category			
Equity securities	70.0%	78.2%	74.5%
Debt securities	30.0%	21.8%	25.5%
Total	100.0%	100.0%	100.0%

The Company's Benefits Committee, as established by the Board of Directors, monitors pension assets and the performance of pension investments. The Benefits Committee is managing toward an asset allocation consisting of approximately 70% equity securities and 30% debt securities. An external investment manager is used to assist the Company in establishing its investment strategies and policies. The Company considers the historical and projected returns for each asset category and believes that the investment strategy employed will provide a blended rate of return on pension assets consistent with current pension valuation assumptions.

Although the Company does not have a minimum funding requirement for defined benefit pension plans in 2005, it may elect to make contributions of up to $16.0 million directly to pension plans. The Company also expects to contribute $4.1 million directly to other post-retirement plans. Net benefit payments expected to be paid in each of the next five years and in the aggregate for the five years thereafter are:

	Pension Benefits	Other Post-retirement Benefits
2005	$ 8,035	$ 4,115
2006	$ 8,474	$ 4,078
2007	$ 9,299	$ 4,205
2008	$10,214	$ 4,442
2009	$11,038	$ 4,657
2010–2014	$65,282	$27,728

The components of net periodic benefit costs recognized in the Consolidated Statements of Income and the weighted average assumptions used in the calculation of the year-end obligation and net periodic benefit costs are as follows:

	Pension Benefits			Other Post-retirement Benefits		
(all dollar amounts in thousands)	2004	2003	2002	2004	2003	2002
Components of net periodic benefit cost:						
Service cost	$ 6,899	$ 5,517	$ 4,916	$ 2,275	$2,015	$1,779
Interest cost	9,828	9,317	8,727	5,413	5,424	4,366
Expected return on plan assets	(10,012)	(8,223)	(7,453)	—	—	—
Amortization of:						
Prior service cost (benefit)	2,075	1,939	1,864	(1,971)	(357)	(357)
Transition (asset)	(50)	(189)	(164)	—	—	—
Actuarial (gain) loss	1,677	749	64	1,635	899	(23)
Settlement	30	248	—	—	—	—
Net periodic benefit cost	$ 10,447	$ 9,358	$ 7,954	$ 7,352	$7,981	$5,765
Weighted average assumptions used to determine benefit obligations at December 31:						
Discount rate	5.75%	6.25%	6.75%	5.75%	6.25%	6.75%
Rate of compensation increase	4.25%	4.25%	4.25%	n/a	n/a	n/a
Weighted average assumptions used to determine net periodic benefit cost for year ended December 31:						
Discount rate	6.25%	6.75%	7.25%	6.0%	6.75%	7.25%
Expected return on plan assets	8.50%	8.50%	9.0%	n/a	n/a	n/a
Rate of compensation increase	4.25%	4.25%	5.0%	n/a	n/a	n/a
Assumed health care cost trend rates at December 31:						
Health care cost trend rate assumed	n/a	n/a	n/a	10%	10%	10%
Ultimate trend rate	n/a	n/a	n/a	5%	5%	5%
Year that the rate reaches the ultimate trend rate	n/a	n/a	n/a	2009	2008	2007

In accordance with the adoption of FSP 106-2 as described in Note 1, the Company remeasured its projected benefit obligation during 2004. As a result, the discount rate reflected for the net periodic benefit cost is a weighted-average rate for 2004.

Assumed health care cost trend rates significantly affect reported amounts for retiree medical benefits. For 2004, the effect of a one-percentage-point change in the assumed health care cost trend rate would have had the following effects:

	One percentage point	
(all dollar amounts in thousands)	Increase	Decrease
Effect on the post-retirement benefit obligation	$10,533	$(9,376)
Effect on the sum of the service and interest cost components	1,131	(983)

The Company also sponsors defined contribution pension plans, several of which provide for Company contributions based on a percentage of employee contributions. The cost of such plans totaled $2.7 million in 2004, $2.6 million in 2003, and $2.6 million in 2002.

The Company has deferred-compensation agreements with certain present and past key officers, directors, and employees. The principal cost of such plans is being or has been accrued over the period of active employment to the full eligibility date. The annual cost of the deferred-compensation agreements is not significant. At December 31, 2004 and 2003, the amounts accrued under the deferred-compensation agreements are included in other noncurrent liabilities on the Consolidated Balance Sheets.

Note 6 > Income Taxes

Deferred tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by the current enacted tax rates. Deferred tax expense (benefit) is the result of changes in the deferred tax asset and liability.

The provision (benefit) for income taxes is comprised of the following:

(all dollar amounts in thousands)	2004	2003	2002
Current tax expense (benefit):			
Federal	$ 9,898	$ 574	$ (4,104)
State	2,435	1,589	1,546
Total current	12,333	2,163	(2,558)
Deferred tax expense (benefit):			
Federal	(581)	6,447	15,718
State	233	707	390
Total deferred	(348)	7,154	16,108
Total provision for income taxes	$11,985	$9,317	$13,550

A reconciliation between taxes computed at the federal statutory rate and the Company's effective tax rate follows:

(all dollar amounts in thousands)	2004		2003		2002	
Federal statutory tax rate	$11,332	35.0%	$ 8,813	35.0%	$12,820	35.0%
State taxes (net of federal tax benefits)	1,684	5.2	1,644	6.5	1,528	4.2
Export sales benefit	(690)	(2.1)	(336)	(1.3)	(267)	(0.7)
Other	(341)	(1.1)	(804)	(3.2)	(531)	(1.5)
Effective tax rate	$11,985	37.0%	$ 9,317	37.0%	$13,550	37.0%

At the end of 2004, $150.7 million of unused state operating loss and credit carryovers existed, which may be used to offset future state taxable income in various amounts through the year 2019. Because separate state tax returns are filed, the Company is not able to offset consolidated income with the subsidiaries' losses. Under the provisions of SFAS No. 109, the benefits of state tax losses are recognized as a deferred tax asset, subject to appropriate valuation allowances.

The major temporary differences that give rise to the deferred tax assets and liabilities at December 31, 2004, and 2003, are as follows:

(all dollar amounts in thousands)	2004	2003
Deferred tax assets:		
Accrued compensated absences	$ 4,277	$ 4,288
Pensions	3,360	6,813
Post-retirement benefits	25,262	24,441
State net operating loss carry forward	11,237	8,874
Other	13,894	11,910
Gross deferred tax asset	58,030	56,326
Less valuation allowance	(8,369)	(5,562)
Net deferred tax assets	49,661	50,764
Deferred tax liabilities:		
Property, plant, and equipment	(137,601)	(141,621)
Other	(9,353)	(12,406)
Gross deferred tax liability	(146,954)	(154,027)
Net deferred tax liability	$ (97,293)	$(103,263)

The total deferred tax assets (liabilities) as presented in the accompanying consolidated balance sheets are as follows:

(all dollar amounts in thousands)	2004	2003
Net deferred tax assets	$ 8,592	$ 12,616
Net long-term deferred tax liabilities	(105,885)	(115,879)
Net deferred tax liability	$ (97,293)	$(103,263)

A valuation allowance has been recognized for the Company and two of its subsidiaries' state loss carry forward and future deductible items, as cumulative losses create uncertainty about the realization of the tax benefits in future years.

Note 7 > Stock Compensation Plans

Stock Options, Restricted Stock Awards and Performance Units

On April 22, 2004, the Company's shareholders approved an amendment and restatement of an existing stock option plan to permit the award of restricted shares of common stock and performance units in addition to stock options. The Plan was originally adopted by the shareholders of the Company on April 19, 2001. The Company also maintains various other employee stock option plans under which options are outstanding. The plans specify purchase price, time, and method of exercise. As of December 31, 2004, there were 1,525,749 shares of common stock authorized for future issuance.

Options are granted for terms up to 20 years. The option price is equal to the fair market value of the Company's common stock at the date of grant for incentive and non-qualified options. All fixed options must be held a minimum of six months before exercise, and performance-based options vest in relation to defined performance.

The following table summarizes the status of all outstanding stock options as of December 31, 2004, 2003, and 2002, and changes during those years:

	2004 Shares	2004 Weighted Average Exercise Price	2003 Shares	2003 Weighted Average Exercise Price	2002 Shares	2002 Weighted Average Exercise Price
Outstanding at January 1	2,213,768	$11.88	2,464,768	$11.79	2,057,568	$13.84
Granted	553,108	17.12	140,000	12.29	705,000	11.38
Terminated/canceled	(374,784)	12.09	(370,000)	11.57	(267,000)	11.43
Exercised	(132,360)	11.33	(21,000)	9.47	(30,800)	10.55
Outstanding at December 31	2,259,732	$13.15	2,213,768	$11.87	2,464,768	$11.79
Exercisable at December 31	1,686,624	$11.88	1,794,768	$11.90	1,733,768	$11.94
Fair value of options granted during the year	$5.45		$3.93		$3.46	

The preceding table includes performance-based options that vest in relation to achieving defined performance criteria. The following table summarizes the status of outstanding performance-based stock options as of December 31, 2004, 2003, and 2002, and changes during those years:

	2004 Shares	2004 Weighted Average Exercise Price	2003 Shares	2003 Weighted Average Exercise Price	2002 Shares	2002 Weighted Average Exercise Price
Outstanding at January 1	417,000	$11.24	768,000	$11.30	315,000	$10.71
Granted	378,108	17.40	0	0	675,000	11.39
Terminated/canceled	(324,000)	11.39	(345,000)	11.38	(222,000)	10.73
Exercised	(15,000)	10.71	(6,000)	10.71	0	0
Outstanding at December 31	456,108	$16.26	417,000	$11.24	768,000	$11.30
Exercisable at December 31	78,000	$10.74	93,000	$10.73	102,000	$10.73

In accordance with APB No. 25, the Company recognizes expense to the extent the fair market value of the Company's stock exceeds the grant price of the options as certain performance criteria are met. As a result of not achieving certain operating profit levels for the years ended December 31, 2004 and 2003, no compensation expense was recorded. For the year ended December 31, 2002, $37,000 in compensation expense was recorded for vested options.

Additional information regarding all grants outstanding and exercisable at December 31, 2004, is as follows:

Range of Exercise Prices	Outstanding Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Exercisable Options	Weighted Average Exercise Price
Fixed-option grants:					
$ 8.75 – $10.17	857,913	15.07	$ 9.11	857,913	$ 9.11
$10.71 – $14.98	382,800	16.36	$12.65	322,800	$12.55
$15.88 – $18.22	502,161	14.14	$16.88	367,161	$16.75
$18.50 – $21.61	60,750	11.27	$19.34	60,750	$19.34
	1,803,624			1,608,624	
Performance-based option grants:					
$10.17-11.37	78,000	17.00	$10.74	78,000	$10.74
$17.40	378,108	20.00	$17.40	0	$ 0
	456,108			78,000	

On December 17, 2004, 5,000 shares of restricted stock were granted by the Company. In accordance with the plan, the 5,000 shares were valued at the fair value of the Company's stock on the date of grant and reflected in equity as a reduction in treasury stock outstanding. Compensation expense is recognized for the restricted stock award on a straight-line basis over the vesting period of the entire award with the balance of unearned compensation reflected in the equity section of the balance sheet. Under the plan, shares of restricted stock have voting rights. Cash dividends on the restricted shares are deferred and held by the Company until satisfaction of the vesting requirements.

On December 19, 2003, the Company granted performance units that vested in relation to (1) achieving certain operating profit levels in 2004 and (2) completion of a service requirement. Upon satisfaction of the vesting requirements, the performance units and a dividend equivalent calculated based upon shares earned will be paid out in shares of the Company's common stock. Prior to vesting, shares granted as performance units may not be voted. Prior to the measurement date, compensation cost is being recognized as expense over the service period to the extent the fair market value of the Company's stock exceeds the grant price of the performance units. At the measurement date, total compensation expense will be fixed and any unrecognized cost will be expensed over the remaining service period. For the year ended December 31, 2004, $289,000 was recognized as expense for performance units granted in 2003. On December 17, 2004, the Company granted 45,730 performance units that vest in relation to (1) achieving certain operating profit levels in 2005 and (2) completion of a service requirement. No compensation expense was recorded in 2004 with respect to this grant.

Stock Appreciation Rights

The Company maintains various stock appreciation rights plans that entitle certain management employees to receive cash equal to the sum of the appreciation in the value of the stock and the hypothetical value of cash dividends which would have been paid on the stock covered by the grant assuming reinvestment in Company stock. The stock appreciation rights granted may be exercised in whole or in such installments and at such times as specified in the grant. In all instances, the rights lapse if not exercised within 20 years of the grant date. Additions or reductions to compensation expense are recorded in each period based upon the quoted market value of the shares and the exercise provisions.

The following table summarizes the activity relating to the Company's stock appreciation rights plans:

	2004	2003	2002
Outstanding at January 1 (number of shares)	**289,472**	307,805	307,805
Terminated	**(4,875)**	—	—
Exercised	**(30,800)**	(18,333)	—
Outstanding and exercisable at December 31 (number of shares)	**253,797**	289,472	307,805
Price range of rights exercised	**$8.12-$9.33**	$6.26	n/a
Price range of outstanding and exercisable rights:			
$4.06 – $9.58	**243,797**	274,597	292,930
$17.16	**10,000**	14,875	14,875

At December 31, 2004, the weighted average remaining contractual life on outstanding stock appreciation rights with an exercise price of between $4.06 and $9.58 was 4.8 years, and with an exercise price of $17.16 was 14 years.

Dividend Equivalents

The Company maintains a Dividend Equivalent Plan. Upon termination of employment, or at the time of exercise of options granted in tandem with the dividend equivalents, participants are entitled to receive the cash value of the grant. The cash value is determined by the sum of the value of cash dividends that would have been paid on the stock covered by the grant had it been actual stock and assuming all such hypothetical dividends had been reinvested in Company stock. Additions or reductions to compensation expense are recorded in each period based upon the quoted market value of the shares and the exercise provisions.

The following table summarizes the activity relating to the Company's dividend equivalent plan:

	2004	2003	2002
Outstanding at January 1 (number of shares)	**174,114**	174,114	174,114
Exercised	**(19,364)**	—	—
Outstanding and exercisable at December 31 (number of shares)	**154,750**	174,114	174,114

The provision (credit) for stock appreciation rights and dividend equivalents were as follows:

(all dollar amounts in thousands)	2004	2003	2002
Stock appreciation rights	$1,486	$1,024	$(183)
Dividend equivalents	227	169	46
Total	$1,713	$1,193	$(137)

Pro forma net earnings and net earnings per share had the Company elected to adopt the "fair-value-based method" of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," are as follows:

(all dollar amounts in thousands, except per share data)	2004	2003	2002
Net earnings:			
As reported	$20,393	$15,863	$23,068
Add: Total stock-based employee compensation expense (credit) under APB No. 25, net of related tax effects	1,748	1,067	(110)
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(2,034)	(1,242)	(137)
Pro forma	$20,107	$15,688	$22,821
Net earnings per share – basic:			
As reported	$ 0.39	$ 0.31	$ 0.45
Pro forma	$ 0.39	$ 0.30	$ 0.44
Net earnings per share – diluted:			
As reported	$ 0.39	$ 0.31	$ 0.45
Pro forma	$ 0.39	$ 0.30	$ 0.44

The fair value of each option grant has been estimated on the grant date using the Black-Scholes option-pricing model based on the following weighted average assumptions:

	2004	2003	2002
Risk-free interest rate	3.71%	3.25%	4.38%
Expected life in years	6	6	6
Price volatility	34.05%	38.97%	38.23%
Dividend yield	1.99%	2.78%	3.83%

Note 8 > Acquisitions

Effective March 3, 2003, the Company acquired certain assets of a laminated papers producer for approximately $8.5 million in cash. The acquisition was accounted for as a purchase business combination and, accordingly, the purchase price was allocated using the fair values of the acquired receivables, inventory, machinery and equipment, and identifiable intangible assets. No additional liabilities or goodwill were recorded as a result of this acquisition. The pro forma disclosures under SFAS No. 141, "Business Combinations" have not been presented, as the impact of this acquisition does not materially impact the results of operations. The acquired assets are included in the Printing & Writing business segment.

On October 21, 2004, the Company acquired the assets of the Brainerd, Minnesota paper mill of the Missota Paper Company, LLC, for approximately $9.9 million. The purchase price was allocated using the fair values of the acquired property, plant, and equipment. The Company assumed no liabilities of the mill. No goodwill or other intangible assets resulted from the transaction. The acquired assets are included in the Printing & Writing business segment.

Note 9 > Commitments and Contingencies

Litigation and Other Claims

The Company may be involved from time to time in various legal and administrative proceedings or be subject to various claims in the normal course of its business. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, in the opinion of management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on the consolidated financial condition, liquidity, or results of operations of the Company.

As a result of a settlement of all claims of the parties in a patent litigation case, the Company recognized $4.2 million of income in 2003 as a fee for licensing certain patented dispenser technologies.

Environmental Matters

The Company is subject to extensive regulation by various federal, state, provincial, and local agencies concerning compliance with environmental control statutes and regulations. These regulations impose limitations, including effluent and emission limitations, on the discharge of materials into the environment, as well as require the Company to obtain and operate in compliance with conditions of permits and other governmental authorizations. Future regulations could materially increase the Company's capital requirements and certain operating expenses in future years.

In 1986, the Wisconsin Department of Natural Resources (DNR) notified a subsidiary of the Company that it may be a potentially responsible party (PRP) for the Gorski land fill in Mosinee, Wisconsin, and nominated the landfill to the Environmental Protection Agency's (EPA) National Priorities List. The environmental contamination consists of elevated concentrations of chlorinated volatile organic compounds documented in three private water supply wells located in proximity to the designated landfill. The DNR has identified 10 PRPs. No action was taken by either the DNR or the EPA until June 2000, when the DNR requested certain parties who had disposed of waste at the site to form an ad hoc group to cooperatively investigate the environmental contamination at the site. In October 2001, the Company entered into an agreement with three other parties to fund a study of the landfill to determine possible remediation strategies. The Company worked with the DNR on the development of the study and work plan which was initiated in early 2003. A report based upon the study was submitted to the DNR in 2004. The DNR has not provided a response to the study submission.The Company estimates that the costs of remediation of the entire site for all parties will be approximately $3 million, based on the remediation method the Company's consultants believe to be the most likely to be used. This estimate is preliminary. Actual costs of remediation of the site could be materially different since no timetable or decision on the actual remediation work has yet been developed. The Company's share of the cost of such remediation cannot be determined with certainty at this time, but based on the estimated costs and the number and nature of the other potential responsible parties, the Company is of the opinion that such costs will not have a material adverse impact on the operations, financial condition, or liquidity of the Company. The Company is also pursuing insurance coverage of its remediation costs following a 2003 Wisconsin Supreme Court decision in an unrelated case that remediation claims may amount to damages for purposes of general liability insurance.

It is the Company's policy to accrue remediation costs when it is probable that such costs will be incurred and when a range of loss can be reasonably estimated. Estimates of loss are developed based on currently available information including environmental studies performed by third-party experts and the Company's past experience with these matters. The Company's accrued environmental liabilities, including all remediation and landfill closure costs, totaled $6.1 million and $5.9 million at December 31, 2004 and 2003, respectively. The provision for environmental matters was not significant for the years ended December 31, 2004, 2003, and 2002, respectively.

The Company periodically reviews the status of all significant existing or potential environmental issues and adjusts its accruals as necessary. The accruals do not reflect any possible future insurance recoveries. Estimates of costs for future remediation are necessarily imprecise due to, among other things, the identification of presently unknown remediation sites and the allocation of costs among potentially responsible parties. The Company believes that its share of the costs of cleanup for its current remediation site will not have a material adverse impact on its consolidated financial position. As is the case with most manufacturing and many other entities, there can be no assurance that the Company will not be named as a PRP at additional previously or currently owned sites in the future or that the costs associated with such additional sites would not be material.

Other Commitments

As of December 31, 2004, the Company was committed to spend approximately $10 million on capital projects, which were in various stages of completion.

The Company contracts for the supply and delivery of natural gas at some of its facilities. Under these contracts, the Company is committed to the transportation of a fixed volume of natural gas from the Company's natural gas suppliers to the Company's facilities. The Company is not required to buy or sell minimum gas volumes under the agreement but is required to pay a minimum transportation fee for the contracted period. Contracts expire at various times between 2005 and 2019. At December 31, 2004, the Company also has commitments for the purchase of machine clothing from various suppliers and volume commitments for the supply of fuel oil, natural gas, coal, and certain raw materials. These obligations expire in 2005.

Note 10 > Preferred Share Purchase Rights Plan

The Company maintains a rights plan under which one preferred share purchase right is issued for each outstanding share of common stock. Each right entitles its holder to purchase 1 one-thousandth of a share of Series A Junior Participating Preferred Stock, at an exercise price of $60 per 1 one-thousandth of a preferred share, subject to adjustment. The rights will become exercisable only if a person or group (with certain exceptions) acquires beneficial ownership of 15% or more of the outstanding common stock (an "Acquiring Person"). Once exercisable, each holder of a right, other than the Acquiring Person, will thereafter have the right to receive common stock having a market value of two times the exercise price of the right. Upon the occurrence of certain events, each holder of a right, other than an Acquiring Person, will have the right to receive (in lieu of preferred shares) common stock of the Company (or a successor Company) that has a market value of two times the exercise price of the right. Until exercisable, the rights will not be issued or traded in separate form from the common stock. After any person or group becomes an Acquiring Person, and prior to the acquisition by the Acquiring Person of 50% or more of the common stock, the Company may exchange the rights, other than rights owned by the Acquiring Person, at an exchange ratio of one share per right (subject to adjustment). At any time prior to any person or group becoming an Acquiring Person, the Company may redeem the rights at a price of $0.01 per right. The rights will expire on October 31, 2008.

Note 11 > Financial Instruments

Financial instruments consisted of the following:

Cash and Cash Equivalents
The carrying amount approximates fair value due to the relatively short period to maturity for these instruments.

Accounts Receivable, Accounts Payable, and Accrued Liabilities
The carrying amounts approximate fair value due to the relatively short-term nature of these instruments.

Long-Term Debt
The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for debt of the same remaining maturities. At December 31, 2004 and 2003, the fair value of the long-term debt exceeded the carrying value by approximately $13.9 million and $15.2 million, respectively.

Interest Rate Agreement
Interest-rate swaps designated in fair value hedge relationships have been used by the Company in the past to mitigate the risk of reductions in the fair value of existing fixed-rate long-term notes due to decreases in LIBOR-based interest rates. Gains and losses on these instruments were reflected in interest expense in the period in which they occurred, and an offsetting gain or loss is also reflected in interest expense based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR-based interest rates. During 2001, the interest rate agreements were terminated. The amounts received from the swap counterparties at termination approximated the fair values of the swaps at the respective termination dates. The premium recorded on debt during the period the swaps were outstanding will continue to be amortized using the effective interest rate method over the remaining term of the respective debt instruments. Debt premium amortization reduced interest expense by approximately $0.7 million for the years ended December 31, 2004, 2003, and 2002.

Note 12 > Segment Data

Factors Used To Identify Reportable Segments
The Company's operations are classified into three principal reportable segments: Specialty Products, Printing & Writing, and Towel & Tissue, each providing different products. Separate management of each segment is required because each business unit is subject to different marketing, production, and technology strategies.

Products From Which Revenue Is Derived
Specialty Products produces specialty papers at its manufacturing facilities in Rhinelander, Wisconsin; Mosinee, Wisconsin; and Jay, Maine. Printing & Writing produces a broad line of premium printing and writing grades at manufacturing facilities in Brokaw, Wisconsin; Groveton, New Hampshire; and Brainerd, Minnesota. Printing & Writing also includes two converting facilities that produce laminated roll wrap and related specialty finishing and packaging products, and a converting facility that converts printing and writing grades. Towel & Tissue produces a complete line of towel and tissue products that are marketed along with soap and dispensing systems for the "away-from-home" market. Towel & Tissue operates a paper mill in Middletown, Ohio and a converting facility in Harrodsburg, Kentucky.

Measurement of Segment Profit and Assets
The Company evaluates performance and allocates resources based on operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Reconciliations

The following are reconciliations to corresponding totals in the accompanying consolidated financial statements:

(all dollar amounts in thousands)	**2004**	2003	2002
Net sales external customers:			
Specialty Products	**$ 410,206**	$362,935	$348,990
Printing & Writing	**404,859**	395,836	391,240
Towel & Tissue	**225,652**	212,673	208,468
	$1,040,717	$971,444	$948,698
Operating profit:			
Specialty Products	**$ 18,434**	$ 6,586	$ (1,811)
Printing & Writing	**10,038**	12,880	31,600
Towel & Tissue	**29,148**	28,691	27,411
Corporate and eliminations	**(15,896)**	(12,879)	(9,778)
	$ 41,724	$ 35,278	$ 47,422
Segment assets:			
Specialty Products	**$ 324,408**	$334,079	
Printing & Writing	**299,694**	283,711	
Towel & Tissue	**171,080**	165,199	
Corporate and unallocated	**87,052**	75,111	
	$ 882,234	$858,100	

Other Significant Items

(all dollar amounts in thousands)	Depreciation, Depletion, and Amortization	Expenditures for Long-Lived Assets
2004		
Specialty Products	**$23,917**	**$ 7,265**
Printing & Writing	**16,682**	**14,141**
Towel & Tissue	**18,177**	**7,128**
Corporate and unallocated	**1,189**	**1,031**
	$59,965	**$29,565**
2003		
Specialty Products	$24,613	$ 5,025
Printing & Writing	17,211	10,743
Towel & Tissue	18,218	7,574
Corporate and unallocated	781	919
	$60,823	$24,261
2002		
Specialty Products	$25,084	$ 3,551
Printing & Writing	16,545	8,751
Towel & Tissue	18,077	5,897
Corporate and unallocated	918	1,002
	$60,624	$19,201

Company Geographic Data

The Company has no long-lived assets outside the United States. Net sales to customers within the United States and other countries, of which the majority relates to Canadian customers, are as follows:

(all dollar amounts in thousands)	**2004**	2003	2002
United States	**$ 954,684**	$895,776	$884,213
All foreign countries	**86,033**	75,668	64,485
	$1,040,717	$971,444	$948,698

Quarterly Financial Data (Unaudited)

(all dollar amounts in thousands, except per share data)	First Quarter	Second Quarter*	Third Quarter	Fourth Quarter	Annual
2004					
Net sales	**$251,815**	**$264,109**	**$262,428**	**$262,365**	**$1,040,717**
Gross profit	**26,698**	**28,136**	**32,445**	**30,262**	**117,541**
Operating profit	**7,814**	**8,382**	**15,287**	**10,241**	**41,724**
Net earnings	**3,452**	**3,737**	**8,108**	**5,096**	**20,393**
Net earnings per share basic and diluted	**$ 0.07**	**$ 0.07**	**$ 0.16**	**$ 0.10**	**$ 0.39**
2003					
Net sales	$239,826	$242,833	$249,529	$239,256	$ 971,444
Gross profit	20,879	25,096	28,439	28,483	102,897
Operating profit	4,635	7,677	12,013	10,953	35,278
Net earnings	1,335	3,228	5,981	5,319	15,863
Net earnings per share basic and diluted	$ 0.03	$ 0.06	$ 0.12	$ 0.10	$ 0.31
2002					
Net sales	$225,928	$237,820	$251,149	$233,801	$ 948,698
Gross profit	25,328	28,471	28,146	30,439	112,384
Operating profit	8,256	11,768	14,680	12,718	47,422
Net earnings	3,428	5,696	7,577	6,367	23,068
Net earnings per share basic and diluted	$ 0.07	$ 0.11	$ 0.15	$ 0.12	$ 0.45

*In 2003, includes after-tax income of $2.6 million ($4.2 million pretax) or $0.05 per share related to the settlement of a patent litigation case.

Market Prices For Common Shares (Unaudited)

	2004			2003			2002		
Quarter	Price High	Price Low	Cash Dividends Paid Per Share	Price High	Price Low	Cash Dividends Paid Per Share	Price High	Price Low	Cash Dividends Paid Per Share
1st	**$14.11**	**$12.20**	**$0.085**	$12.08	$ 9.30	$0.085	$12.97	$10.50	$0.085
2nd	**17.44**	**13.19**	**0.085**	12.23	10.20	0.085	14.00	11.20	0.085
3rd	**17.40**	**14.54**	**0.085**	13.40	11.03	0.085	12.09	9.00	0.085
4th	**19.12**	**15.15**	**0.085**	13.85	11.75	0.085	11.81	8.14	0.085

All prices represent the high and the low sales prices for the common stock as reported on the New York Stock Exchange.

Operating Units

	Product	Practical Capacity (tons)	Number of Employees
SPECIALTY PRODUCTS			
Administration			
P.O. Box 900			
Mosinee, WI 54455			
715/693-2111			
Fax: 715/693-4723			
Paper Manufacturing Facilities			
Rhinelander Mill	Paper	150,000	572
515 West Davenport Street			
Rhinelander, WI 54501			
715/369-4100			
Fax: 715/369-4141			
Otis Mill	Paper	73,000	247
1 Mill Street			
Jay, ME 04239			
207/897-7200			
Fax: 207/897-7207			
Mosinee Mill	Paper	119,000	432
100 Main Street	Pulp	96,000	
Mosinee, WI 54455			
715/693-2111			
Fax: 715/693-4723			
TOWEL & TISSUE			
Sales, Converting & Distribution Facility			
Harrodsburg Converting	Converted Towel & Tissue	190,000	463
1150 Industry Road			
Harrodsburg, KY 40330			
859/734-0538			
Fax: 859/734-8219			
Towel & Tissue			
Middletown Mill	Towel & Tissue	110,000	181
700 Columbia Avenue			
Middletown, OH 45042	Deink Pulp	110,000	
513/424-2999			
Fax: 513/420-8570			

	Product	Practical Capacity (tons)	Number of Employees
PRINTING & WRITING			
Administration			
One Clark's Island			
Wausau, WI 54403			
715/675-3361			
Fax: 715/675-8355			
Paper Manufacturing & Converting Facilities			
Brokaw Mill	Paper	177,000	634
One Quality Way	Pulp	99,000	
Brokaw, WI 54417			
715/675-3361			
Fax: 715/675-5181			
Groveton Mill	Paper	117,000	331
Three Mechanic Street			
Groveton, NH 03582			
603/636-1154			
Fax: 603/636-6506			
Brainerd Mill	Paper	170,000	144
1801 Mill Avenue NE			
Brainerd, MN 56401			
218/822-6600			
Fax: 218/822-6618			
Appleton Plant	Converting	45,000	49
1117 W. Washington Street			
Appleton, WI 54914			
920/739-9491			
Fax: 920/996-1500			
Laminated & Coated Products	Laminated/ Coated Papers	150,000	50
Columbus Plant			
832 W. James Street			
Columbus, WI 53925			
920/623-3435			
Fax: 920/623-1866			
Jackson Plant			
3915 Beasley Road			27
Jackson, MS 39213			
601/366-3539			
Fax: 601/366-4009			

Board of Directors

San W. Orr, Jr.

San W. Orr, Jr. is Chairman of the Board of the Company. He is also Advisor, Estates of A.P. Woodson and family. He has also served as interim Chief Executive Officer of the Company and was Chairman of the Board (1987-1997) and a Director (1972-1997) of Mosinee Paper Corporation. He has been a Director since 1970. He is currently a Director of Marshall & Ilsley Corporation.

Thomas J. Howatt

Thomas J. Howatt is President and Chief Executive Officer of the Company. Previously he was Senior Vice President Printing & Writing (1997-2000), Vice President and General Manager Printing & Writing Division (1994-1997), Vice President and General Manager Wausau Papers of New Hampshire (1993-1994), Vice President Operations Brokaw Division (1990-1993), and Vice President Administration Brokaw Division (1987-1990).

Walter Alexander

Walter Alexander is President of Alexander Lumber Co. He is also a Director of Old Second Bancorp, Inc. and was a Director of Mosinee Paper Corporation (1987-1997).

Andrew N. Baur

Andrew N. Baur is Chairman of the Board of Southwest Bank of St. Louis, a wholly-owned subsidiary of Marshall & Ilsley Corporation. He is also a Director of Marshall & Ilsley Corporation and Bakers Footwear Group, Inc. He is former Chairman and CEO of Mississippi Valley Bancshares, Inc. and its subsidiary, Southwest Bank of St. Louis. He became a Director of the Company in 2004.

Gary W. Freels

Gary W. Freels is President, Alexander Properties, Inc. (investment management). He is a former President (1992-1995) and Executive Vice President (1989-1992) of M&I First American Bank. He has been a Director of the Company since 1996.

Dennis J. Kuester

Dennis J. Kuester is Chairman and CEO of Marshall & Ilsley Corporation. He is also Director of Modine Manufacturing Company. He became a Director of the Company in 2001.

David B. Smith, Jr.

David B. Smith, Jr. is currently a consultant. He is a former Vice President, Labor Relations with Weyerhaeuser Company. He has been a Director of the Company since 1972.

Officers and Corporate Management

Corporate Officers

San W. Orr, Jr.
Chairman of the Board

Thomas J. Howatt
President and
Chief Executive Officer

Stuart R. Carlson
Executive Vice President,
Administration

Albert K. Davis
Senior Vice President,
Specialty Products

Thomas W. Craven
Senior Vice President,
Printing & Writing

Pete R. Chiericozzi
Senior Vice President,
Towel & Tissue

Scott P. Doescher
Senior Vice President, Finance,
Secretary and Treasurer

Dennis M. Urbanek
Senior Vice President, Engineering
and Environmental Services

Sherri L. Craker
Corporate Controller and
Assistant Secretary

Corporate

Steven E. Smith
Vice President,
Supply Chain Management

Raymond A. Lighthart
Vice President,
Corporate Information Technology

Specialty Products

Albert K. Davis
Senior Vice President,
Specialty Products

Rolf Hennington
Vice President Sales and Marketing,
Specialty Products

Patrick J. Medvecz
Vice President Operations,
Rhinelander

Tony J. Marzofka
Vice President Operations, Mosinee

Ronald A. Holmes
Vice President Operations, Otis

Douglas M. Aziz
Vice President Business Development,
Specialty Products

John E. Katchko
Vice President Product Development,
Specialty Products

Matthew L. Urmanski
Vice President Finance,
Specialty Products

Michael J. Behrens
Vice President Human Resources,
Specialty Products

Printing & Writing

Thomas W. Craven
Senior Vice President,
Printing & Writing

Charles M. Peth
Vice President Sales and Marketing,
Printing & Writing

Jeffrey A. Verdoorn
Vice President Operations,
Brokaw

David M. Atkinson
Vice President Operations, Groveton

Brian K. Trask
Vice President Operations, Brainerd

Michael W. Rekitzke
Vice President and General Manager,
Converted Products

Glen I. Mayer
Vice President Finance,
Printing & Writing

Curtis R. Schmidt
Vice President Human Resources,
Printing & Writing

Towel & Tissue

Pete R. Chiericozzi
Senior Vice President,
Towel & Tissue

Michael R. Wildenberg
Vice President Sales and Marketing,
Towel & Tissue

Richard W. Early
Vice President Operations,
Towel & Tissue

Clark L. Carter
Vice President Finance,
Towel & Tissue

James A. McDonnell
Vice President Human Resources,
Towel & Tissue

General Information

Corporate Office
100 Paper Place
Mosinee, WI 54455
Tel.: 715/693-4470
Fax: 715/692-2082
www.wausaupaper.com

Form 10-K
A copy of Wausau•Mosinee Paper Corporation's Annual Report to the Securities and Exchange Commission (Form 10-K) may be obtained, without charge, by visiting our Web site, www.wausaupaper.com, or by sending a written request to:

Scott P. Doescher
Senior Vice President, Finance
Wausau Paper
Corporate Headquarters
100 Paper Place
Mosinee, WI 54455

The certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 were included as Exhibits 31.1 and 31.2 to the Form 10-K.

Stock Transfer Agent
Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004
Toll-Free: 800/509-5586

Stock Exchange
Wausau•Mosinee Paper Corporation (Wausau Paper) common stock is listed on the New York Stock Exchange under the symbol "WPP."

WPP
LISTED
NYSE

The Annual CEO Certification required under the NYSE Corporate Governance listing standards was filed with the Exchange in 2004 without qualification.

Corporate Name
Wausau•Mosinee Paper Corporation's commercial identity is Wausau Paper™. Products from all three business segments are sold under this common name.

Dividend Reinvestment and Stock Purchase Plan
Wausau Paper offers a Dividend Reinvestment and Stock Purchase Plan to its shareholders. The Plan is designed to make it convenient for shareholders to purchase additional shares of Wausau Paper stock with cash dividends or with additional voluntary cash investments. Beneficial shareholders (shares held by brokers in the name of the investment firm) should contact their broker in order to participate in the Dividend Reinvestment and Stock Purchase Plan. Registered shareholders (shares held in shareholders' names) should direct inquiries and communications regarding the Plan to:

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004
Toll-Free: 800/509-5586

Independent Accountants
Deloitte & Touche LLP
555 East Wells Street
Milwaukee, WI 53202

Production Notes
This report is printed on Wausau Paper® Royal SilkPlus™.

The cover is printed on Wausau Paper Royal SilkPlus Brilliant White 100 lb. Cover. The narrative section is printed on Wausau Paper Royal SilkPlus White 100 lb. Text. Financial information is printed on Wausau Paper Royal SilkPlus Ivory Vellum 80 lb. Text.

The entire report can be recycled in collection programs that accept mixed paper. Please check with your local recycling service provider if you are uncertain about what papers may be included. Thank you for recycling.

Recycled, 30% post-consumer waste

wausau PAPER
100 Paper Place
Mosinee, Wisconsin 54455-9099
715.693.4470 Fax 715.692.2082
WWW.WAUSAUPAPER.COM